
2002 Annual Report

Codorus Valley Bancorp, Inc.

Contents:



We are committed to creating long-term shareholder value by
securing and nurturing


superior financial services,
elationships, and improving the quality of life in the communities we serve.

"In looking for

people to hire,

you look for three

qualities:

integrity, intelligence

and energy."

— Warren Buffet, CEO
Berkshire Hathaway

To Our Shareholders

For over 135 years, Codorus Valley Bancorp, Inc. and its predecessors have been providing quality financial services to the residents of York County and the surrounding environs. The commitment made to our community, clients, co-workers and shareholders revolves around the word integrity. We strive to always be fair and honest in our relationships with all of our stakeholders and protect Codorus Valley's reputation at all times.

As the largest financial services provider headquartered in York County, PeoplesBank nurtures partnerships with businesses, households and community groups in order to improve our collective quality of life. For the men and women who work for PeoplesBank, this partnership extends to each other, as we work hard to be the first choice for financial solutions in the markets we serve.

During 2002, Codorus Valley Bancorp, Inc., experienced continued growth. The Corporation earned $3.1 million, or $1.15 per diluted share for 2002, a 9 percent increase above the $2.8 million, or $1.06 per diluted share earned in 2001. For 2002, the return on average assets and the return on average equity were .91 percent and 10.1 percent, basically mirroring the returns from 2001. Codorus Valley ended 2002 with approximately $350 million in assets, an increase of $20 million or 6 percent above December 31, 2001. Capital levels at Codorus Valley, currently in excess of $32 million, exceeded all regulatory capital requirements at December 31, 2002. Adjusted book value per share was $11.95 and $10.90 at year-end 2002 and 2001, respectively. Further information on Codorus Valley's financial performance is included in this Annual Report.

The photograph accompanying this letter introduced our 2002 marketing campaign, which focused on the "real people" at PeoplesBank. The members of the Board of Directors, management and staff live within the general service area of Codorus Valley and PeoplesBank. They are real people, who shop at the same stores as our clients, experience the same weather, support community activities through their leadership and financial contributions, and are truly committed to making a difference in the lives of our neighbors and friends.

We highlighted real people like Elaine Miller, Betty Heathcote and Pat Miller of our Mortgage Banking Division. In 2002, their efforts brought cost effective home ownership to over 600 families through the financing of nearly $67 million in residential mortgages. Business Banking Division members Kent Ketterman, John Eaton, Jr. and others were featured in various advertisements; and this group produced business and commercial loans totaling over $57 million during the year just ended. David Cover of our Trust and Investment Services Division generated over $11 million in new business and increased the Division's fee income by more than 11 percent.

Three years ago, 26 licensed employees of PeoplesBank began selling fixed annuities through the bank's financial service centers. At the time, utilizing existing employees to sell annuity products, rather than a third-party vendor, was an important aspect in offering this product line. Last year, PeoplesBank sold $6.3 million in annuity products, providing a valuable financial product to our clients and generating fee income for the bank.

As we continue the "real people" marketing campaign in 2003, we will be focusing on a number of our licensed employees. Recently, PeoplesBank recognized one of these individuals for his forty years of service to the bank and our community. Al Shaffer, manager of the York New Salem office, has excelled in client retention and loyalty. Al's knack for understanding his clients' needs and providing financial services to fulfill those needs is well documented. Al was directly responsible for opening over 800 accounts totaling in excess of $14 million over the past two years, a testament to his energy and desire to help people manage all their money.

Throughout 2002, PeoplesBank was fortunate to recruit and hire a number of talented individuals who bring with them a wealth of financial services experience. Matthew Clemens (Human Resources), Amy Richmond (Credit Services), Gregg Elicker (Automated Services), Melissa Moore and Bob Sipe (Information Services) and others, are welcome additions to a staff that possesses the knowledge necessary to meet the ever-changing needs of our expanding client base.

PeoplesBank also extended its services in the City of York during 2002 by opening its eleventh full service financial center at 221 West Philadelphia Street. Located in the Susquehanna Commerce Center and managed by James Coombes, this office, combined with our existing location at 118 East Market Street, strategically positions PeoplesBank to serve the growing business district in the County seat.

In accordance with Codorus Valley's strategic technology plan, PeoplesBank completed automation of the teller function in all financial centers during 2002. This investment is expected to increase productivity and quality control, and enhance sales and fee income.

In September, PeoplesBank purchased the assets of Market Street Financial Services, Inc., an insurance agency located in York, PA, in order to expand insurance sales and increase fee income. Bill and Nancy Thompson, life-long residents of York County with a reputation of corporate and personal integrity, are the principals of Market Street Financial. Presently, the staff of six includes five licensed sales representatives and one administrator. Market Street maintains a diversified product base that includes financial planning, retirement planning, asset allocation, employee benefits and life and health insurance. During the second quarter of 2003, Market Street will relocate to the Codorus Valley Corporate Center.

In July, both Codorus Valley and PeoplesBank welcomed the Honorable Michael L. Waugh, State Senator from the 28th District to the Boards of Directors. Senator Waugh was first elected to the State Senate in November 1998, after serving six years in the state House of Representatives. Before his election to state office, Senator Waugh was managing partner of the family business, Waugh Construction Company. He and his family continue to live on and actively manage the family farm. Senator Waugh, both professionally and personally, is actively involved in our community and brings a unique and valued perspective as we plan for the future needs of our constituents.

At Codorus Valley, we focus on meeting the financial needs of our community and creating long-term shareholder value. To that end,



we plan to continue to: develop our business lines profitably, expand the sales and service competencies of our staff, improve process and staffing efficiencies, and increase financial performance. We will accomplish our goals by continuing to employ people with integrity, intelligence and energy.

Thank you for your continued support and confidence in Codorus Valley Bancorp, Inc.

Very truly yours,

Larry J. Miller
President and Chief Executive Officer

"When this bank president goes to work, he's never far from home."

Boards of Directors

Codorus Valley Bancorp, Inc. and PeoplesBank, A Codorus Valley Company

George A. Trout, D.D.S.
Chairman, Codorus Valley Bancorp, Inc.
Retired Dentist

Rodney L. Krebs
Chairman, PeoplesBank
President, Springfield Contractors, Inc.

Larry J. Miller
President and Chief Executive Officer
Codorus Valley Bancorp, Inc.
and PeoplesBank

D. Reed Anderson, Esquire
Stock and Leader
Attorneys at Law

M. Carol Druck
Realtor, Morgan Collins Realtors, Inc.
President, Druck Realty, Inc.

MacGregor S. Jones
Retired Automobile Dealer

Dallas L. Smith
President, Bruce V. Smith, Inc.

Donald H. Warner
President, Warners Motor Express, Inc.

Hon. Michael L. Waugh
28th Senatorial District
Commonwealth of Pennsylvania

Directors Emeritus, PeoplesBank
William U. Kapp
Barry A. Keller
Bernard F. Young

PeoplesBank, *A Codorus Valley Company*

Executive Officers and Senior Management

Larry J. Miller
President and Chief Executive Officer

Jann Allen Weaver, CPA
Executive Vice President
and Chief Financial Officer

Matthew A. Clemens, SPHR
Senior Vice President
Human Resources Division

Kent A. Ketterman
Senior Vice President
Business Banking Division

Todd A. Tyson, CLBB
Senior Vice President
Retail Sales and Service Division

Diane E. Hill, CPA
Vice President and Auditor

Cheryl L. Keener, CFMP
Vice President, Marketing Division

Harry R. Swift, Esquire
Executive Vice President, Cashier,
and General Counsel

David J. Cover, CRSP
Senior Vice President
Trust and Investment Services Division

Elaine M. Miller
Senior Vice President
Mortgage Banking Division

Scott T. Weaver
Senior Vice President
Administrative Services Division

Angela F. Kern
Vice President
Information Technology Division

Linda D. Senft, CRCM
Vice President
Compliance and Security

Keith L. Sheffer
Vice President
Mortgage Banking Division

PEOPLESBANK, *A Codorus Valley Company*

Advisory Committee Members

Cindy E. Baugher
President, Baugher Motors, Inc.

Keith R. Brown
President, Phoenix Health Care, Inc.
d/b/a Dallastown Nursing Center

Evans N. Fishel
President, H. Norman Fishel & Son, Inc.

William W. Gemmill, Jr.
Owner, W. W. Gemmill Plumbing,
Heating & Air Conditioning

Richard E. Hopper
Business and Property Management

Richard D. Hupper, Ed. D.
Retired Educator

Samuel E. Keeney
President, Sam Keeney Organ
and Piano Center, Inc.

Donald L. Kern
President, K & M Home Center, Inc.

Thomas W. King, CPA
President, King & King, PC

Claude W. Rohrbaugh
President, B & R Electrical Contractors, Inc.

Alan J. Yost
Owner, Yost Farms

PEOPLESBANK, *A Codorus Valley Company*

Bank Officers and Managers

Barbara J. Myers
Corporate Secretary

Peggy S. Warner
Assistant Secretary
and Retail Services Officer

John S. Eaton, Jr.
Assistant Vice President
Business Banking

Patrice J. Miller
Assistant Vice President
and Mortgage Originator

Kelly L. Rosenzweig
Assistant Vice President
and Assistant Controller

Stephen T. Sherman
Assistant Vice President
Business Banking

Timothy S. Wise
Assistant Vice President
Administrative Services

Kelly L. Cannon
Accounting Officer

Wanda M. Chilcoat
Trust Officer I

Phyllis A. Crumley
Retail Services Officer

Gregg A. Elicker
Manager, Automated Services

Christina M. Gingerich
Settlement Officer
Credit Services

Cindy L. Hollingshead
Staff Auditor

Donna A. Massa
Training Officer

Steven E. Miller
Loan Review Officer

Christine A. Myers
Manager, Deposit Services

Amy L. Richmond
Commercial Credit Review Officer

Natalie L. Thompson
Human Resources Officer

"When it comes to getting your mortgage approved, we don't spin our wheels."

PEOPLESBANK, *A Codorus Valley Company*

Office Locations

Financial Centers

Cape Horn*
2587 Cape Horn Road
Red Lion, PA 17356-9057
Deborah L. Gallup, Manager
Christina L. Riccio, Assistant Manager

City of York*
118 East Market Street
York, PA 17401-1219
James W. Coombes, Manager
Jayne E. Snedegar, Assistant Manager

221 West Philadelphia Street
York, PA 17404-2992
James W. Coombes, Manager
Sabrina M. Fissel, Assistant Manager

East York*
2701 Eastern Boulevard
York, PA 17402-2907
Carol A. Gross, Manager
Lisa A. Airing, Assistant Manager

Glen Rock
1 Manchester Street, P. O. Box 67
Glen Rock, PA 17327-0067
Connie L. Kiser, Manager
Phyllis E. Eckersley, Assistant Manager

Jacobus
1 North Main Street, P. O. Box 176
Jacobus, PA 17407-0176
Barbara J. Wilson, Manager
Roseann E. Nix, Assistant Manager

Jefferson*
6 Baltimore Street, P. O. Box 127
Codorus, PA 17311-0127
Melissa S. Perkins, Manager
Cynthia L. Reed, Assistant Manager

Leader Heights*
109 Leader Heights Road
York, PA 17403-5137
Linda L. Feeser, Manager
L. Charlene Boring, Assistant Manager

South Hanover*
1400 Baltimore Street
Hanover, PA 17331-8528
Stacy L. Doss, Manager
Christopher M. Aulbach, Assistant Manager

Stewartstown*
2 Ballast Lane, P. O. Box 925
Stewartstown, PA 17363-0925
Terry R. Kernan, Manager
Patricia A. Valentin, Assistant Manager

York New Salem*
320 North Main Street, P. O. Box 278
York New Salem, PA 17371-0278
Algard P. Shaffer, CLBB, Manager
Jarrett D. Ziegler, Assistant Manager

*24-hour ATM

Corporate Offices and
Trust and Investment Services Division
Codorus Valley Corporate Center
105 Leader Heights Road
York, PA 17403-5137

Electronic Access
Internet Banking, Online Bill Payment
www.peoplesbanknet.com

PHONE-CONNECT,
24-hour Telephone Banking
717-747-1555 or 1-888-767-1555

For additional information,
call our Client Care Center at
717-846-1970 or 1-888-846-1970;
or visit our website,
www.peoplesbanknet.com

SYC Insurance Services, Inc.
Officers

Harry R. Swift, Esquire
President

William H. Thompson, CLU, CHFC
Executive Vice President

Larry J. Miller
Vice President and Secretary

Jann Allen Weaver, CPA
Treasurer and Assistant Secretary

Todd A. Tyson
Vice President

Linda D. Senft
Vice President and Assistant Secretary

Peggy S. Warner
Assistant Secretary

SYC Insurance Services, Inc.
Licensed Agents

Codorus Valley Corporate Center	
Phyllis A. Crumley	747-1512
Linda D. Senft	747-1509
Todd A. Tyson	747-1510
Peggy S. Warner	747-1503
Donna A. Massa	846-1970
Joshua P. Stambaugh	846-1970
Cape Horn	
Deborah L. Gallup	747-1536
Christina L. Riccio	747-2581
118 East Market Street	
James W. Coombes	747-1565
Jayne E. Snedegar	747-1566
221 West Philadelphia Street	
James W. Coombes	747-2410
Sabrina M. Fissel	747-2411
East York	
Carol A. Gross	747-1535
Lisa A. Airing	747-2583
Glen Rock	
Connie L. Kiser	747-1531
Phyllis E. Eckersley	747-2576
Jacobus	
Barbara J. Wilson	747-1532
Roseann E. Nix	747-2577
Jefferson	
Melissa S. Perkins	747-1533
Cynthia L. Reed	747-2578
Leader Heights	
Linda L. Feeser	747-1513
L. Charlene Boring	747-2580
South Hanover	
Stacy L. Doss	646-0646
Christopher M. Aulbach	646-0646
Stewartstown	
Terry R. Kernan	747-1537
Patricia A. Valentin	747-2582
York New Salem	
Algard P. Shaffer	747-1534
Jarrett D. Ziegler	747-2579

Market Street Financial Services
Licensed Agents

Codorus Valley Corporate Center	
William H. Thompson, CLU, CHFC	747-2402
Nancy A. Thompson, LUTCF	747-2403
W. Stephen Bower, CLU, CHFC	747-2404
Jason R. Weber	747-2405
David J. Garber	747-2506

Area Code for all telephone numbers is 717.

" Do we offer you better banking? You bet we do!"

A Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956.

PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of business and consumer banking services through eleven financial centers throughout York County, Pennsylvania. It also offers investment, insurance, trust and real estate services. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to sell nondeposit investment products.

Headquarters
Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information
Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System.
At December 31, 2002, there were approximately 974 stockholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

	2002			2001		
Quarter	**High**	**Low**	**Dividends per share**	**High**	**Low**	**Dividends per share**
First	$ 14.95	$ 12.86	$ 0.11	$ 17.24	$ 13.61	$ 0.11
Second	16.00	13.00	0.11	14.76	13.33	0.11
Third	16.80	15.00	0.12	15.24	13.10	0.11
Fourth	16.25	14.10	0.12	15.00	12.90	0.11

For further information, we refer you to the following market makers in our common stock:
F.J. Morrissey & Co., Inc. 800-842-8928 Ferris, Baker Watts, Inc. 410-468-2749

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, May 20, 2003 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania 17403.

Transfer Agent
Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854
800-468-9716

Dividend Reinvestment & Stock Purchase Plan
Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Form 10-K Request
The form 10-K report filed with the Securities and Exchange Commission (SEC) may be obtained without charge as follows:
Via the Internet:
www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm
Write to:
Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.


2002 Annual Report

Codorus Valley Bancorp, Inc.

Contents:



Selected Financial Data

	2002	2001	2000	1999	1998
Summary of operations *(in thousands)*					
Total interest income	**$20,674**	$22,602	$21,904	$20,314	$19,978
Total interest expense	**8,907**	10,871	11,064	9,534	9,265
Net interest income	**11,767**	11,731	10,840	10,780	10,713
Provision for loan losses	**515**	143	119	225	375
Noninterest income	**3,534**	2,496	2,164	2,110	1,779
Noninterest expense	**11,008**	10,298	9,124	8,927	8,393
Income before income taxes	**3,778**	3,786	3,761	3,738	3,724
Provision for income taxes	**677**	932	1,054	1,074	1,188
Net income	**$ 3,101**	$ 2,854	$ 2,707	$ 2,664	$ 2,536
Ratios *(in percentages)*					
Return on average stockholders' equity	**10.1%**	10.0%	10.3%	10.2%	10.0%
Return on average assets	**0.91**	0.91	0.94	0.95	0.98
Tier I risk-based capital	**11.3**	10.9	11.3	11.2	12.4
Total risk-based capital	**11.9**	11.6	12.1	12.1	13.3
Average stockholders' equity to average assets	**9.0**	9.1	9.1	9.3	9.8
Per common share *(adjusted for stock dividends)*					
Net income, basic and diluted	**$ 1.15**	$ 1.06	$ 1.02	$0.99	$0.93
Cash dividends paid	**$ 0.47**	$ 0.45	$ 0.41	$0.36	$0.33
Stock dividend paid	**5%**	5%	5%	5%	5%
Stock split effected as stock dividend paid	**---**	---	---	---	100%
Book value	**$11.95**	$10.90	$10.18	$9.62	$9.62
Cash dividend payout ratio	**40.7%**	42.1%	40.7%	38.0%	36.4%
Weighted average shares outstanding	**2,693,361**	2,691,242	2,666,615	2,691,119	2,706,663
Summary of financial condition at year-end *(in thousands)*					
Securities, available-for-sale	**$ 70,366**	$ 38,362	$ 40,572	$ 46,268	$ 56,225
Securities, held-to-maturity	**9,357**	9,358	9,360	9,361	0
Loans held for sale	**4,586**	12,349	0	0	0
Loans	**233,960**	225,785	217,926	207,318	189,111
Assets	**349,897**	330,455	295,092	291,156	273,082
Deposits	**292,627**	276,945	247,414	238,458	241,913
Borrowings	**23,253**	19,573	19,034	25,999	3,805
Equity	**32,223**	29,368	27,391	25,372	26,058
Other data					
Number of bank offices	**11**	10	8	8	8
Number of employees (full-time equivalent)	**163**	152	136	131	130
Trust and investment services *(in thousands)*					
Assets under management (market value)	**$80,780**	$78,203	$79,850	$76,838	$70,825
Fee income	**758**	678	670	542	549

Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)	December 31, 2002	2001
Assets		
Interest bearing deposits with banks	**$ 242**	$ 388
Cash and due from banks	**10,878**	9,722
Federal funds sold	**0**	14,925
Total cash and cash equivalents	**11,120**	25,035
Securities, available-for-sale	**70,366**	38,362
Securities, held-to-maturity (fair value $9,539 for 2002 and $9,216 for 2001)	**9,357**	9,358
Loans held for sale	**4,586**	12,349
Loans (net of deferred fees of $645 in 2002 and $691 in 2001)	**233,960**	225,785
Less-allowance for loan losses	**(1,515)**	(1,898)
Net loans	**232,445**	223,887
Premises and equipment	**9,335**	9,449
Other assets	**12,688**	12,015
Total assets	**$349,897**	$330,455
Liabilities		
Deposits		
Noninterest bearing	**$ 30,120**	$ 26,093
Interest bearing	**262,507**	250,852
Total deposits	**292,627**	276,945
Short-term borrowings	**7,089**	0
Long-term debt	**16,164**	19,573
Other liabilities	**1,794**	4,569
Total liabilities	**317,674**	301,087
Stockholders' equity		
Preferred stock, par value $2.50 per share; 1,000,000 shares authorized; 0 shares issued and outstanding	**0**	0
Common stock, par value $2.50 per share; 10,000,000 shares authorized; 2,697,035 shares issued for 2002 and 2,564,261 for 2001	**6,743**	6,411
Additional paid-in capital	**15,549**	14,004
Retained earnings	**8,551**	8,526
Accumulated other comprehensive income	**1,380**	427
Total stockholders' equity	**32,223**	29,368
Total liabilities and stockholders' equity	**$349,897**	$330,455

See accompanying notes.

Consolidated Statements of Income

(dollars in thousands, except per share data)	Years ended December 31, 2002	2001	2000
Interest income			
Loans, including fees	**$17,231**	$19,013	$18,342
Investment securities			
Taxable	**2,655**	2,348	2,683
Tax-exempt	**522**	546	473
Dividends	**37**	120	227
Other	**229**	575	179
Total interest income	**20,674**	22,602	21,904
Interest expense			
Deposits	**7,698**	9,704	9,762
Federal funds purchased and other short-term borrowings	**10**	7	607
Long-term debt	**1,199**	1,160	695
Total interest expense	**8,907**	10,871	11,064
Net interest income	**11,767**	11,731	10,840
Provision for loan losses	**515**	143	119
Net interest income after provision for loan losses	**11,252**	11,588	10,721
Noninterest income			
Trust and investment services fees	**758**	678	670
Service charges on deposit accounts	**792**	705	662
Income from bank owned life insurance	**325**	294	272
Other income	**708**	660	531
Gain on sale of securities	**179**	0	29
Gain on mortgages, net of unrealized losses	**772**	159	0
Total noninterest income	**3,534**	2,496	2,164
Noninterest expense			
Salaries and benefits	**6,005**	5,281	4,824
Occupancy of premises, net	**808**	832	624
Furniture and equipment	**1,072**	1,083	1,035
Postage, stationery and supplies	**410**	395	340
Professional and legal	**226**	306	191
Marketing and advertising	**432**	414	369
Foreclosed real estate, net	**71**	239	139
Other	**1,984**	1,748	1,602
Total noninterest expense	**11,008**	10,298	9,124
Income before income taxes	**3,778**	3,786	3,761
Provision for income taxes	**677**	932	1,054
Net income	**$ 3,101**	$ 2,854	$ 2,707
Net income per share, basic and diluted	**$1.15**	$1.06	$1.02

See accompanying notes.

Consolidated Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$ 3,101**	$ 2,854	$ 2,707
Adjustments to reconcile net income to cash provided by operations:			
Depreciation	**958**	945	908
Provision for loan losses	**515**	143	119
Provision for losses on foreclosed real estate	**30**	62	56
Deferred federal income tax benefit	**(614)**	(8)	(21)
Amortization of investment in real estate partnership	**777**	0	0
Increase in cash surrender value of life insurance investment	**(325)**	(294)	(272)
Originations of held for sale mortgages	**(54,488)**	(21,510)	0
Proceeds from sales of held for sale mortgages	**63,023**	9,320	0
Gain on sales of held for sale mortgages	**(772)**	(218)	0
Unrealized loss on held for sale mortgages	**0**	59	0
Gain on sales of securities	**(179)**	0	(29)
Gain on sales of foreclosed real estate	**(58)**	(89)	(71)
(Increase) decrease in accrued interest receivable	**(116)**	176	(164)
(Increase) decrease in other assets	**(552)**	(183)	143
Decrease in accrued interest payable	**(163)**	(101)	(59)
Increase (decrease) in other liabilities	**200**	322	(15)
Other, net	**684**	194	(118)
Net cash provided by (used in) operating activities	**12,021**	(8,328)	3,184
Cash flows from investing activities			
Securities, available-for-sale:			
Purchases	**(69,094)**	(14,606)	(10,059)
Maturities and calls	**23,704**	17,255	15,789
Sales	**14,544**	0	983
Net increase in loans made to customers	**(9,615)**	(9,285)	(12,425)
Purchases of premises and equipment	**(899)**	(746)	(398)
Investment in real estate partnership	**(2,982)**	0	0
Investment in life insurance	**(306)**	0	0
Purchase of assets of insurance agency	**(125)**	0	0
Proceeds from sales of foreclosed real estate	**674**	2,765	816
Net cash used in investing activities	**(44,099)**	(4,617)	(5,294)
Cash flows from financing activities			
Net increase in demand and savings deposits	**20,671**	11,675	12,327
Net (decrease) increase in time deposits	**(4,989)**	17,856	(3,371)
Net increase (decrease) in short-term borrowings	**7,089**	0	(15,657)
Proceeds from issuance of long-term debt	**0**	2,000	9,000
Repayment of long-term debt	**(3,409)**	(2,110)	(308)
Dividends paid	**(1,262)**	(1,201)	(1,102)
Issuance of common stock	**67**	27	0
Purchases of treasury stock	**0**	0	(231)
Cash paid in lieu of fractional shares	**(4)**	(4)	(4)
Net cash provided by financing activities	**18,163**	28,243	654
Net (decrease) increase in cash and cash equivalents	**(13,915)**	15,298	(1,456)
Cash and cash equivalents at beginning of year	**25,035**	9,737	11,193
Cash and cash equivalents at end of year	**$11,120**	$25,035	$9,737
Supplemental disclosures			
Interest paid on deposits and borrowed funds	**$9,070**	$10,952	$11,168
Income taxes paid	**$725**	$1,099	$1,032

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 1999	$6,019	$11,978	$9,050	$(523)	$(1,152)	$25,372
Comprehensive income:						
Net income			2,707			2,707
Other comprehensive income, net of tax:						
Unrealized gains on securities net of reclassification adjustment for gains included in net income				649		649
Total comprehensive income						3,356
Cash dividends ($.41 per share)			(1,102)			(1,102)
5% stock dividend - 116,640 shares at fair value	118	469	(1,811)		1,220	(4)
Purchase of treasury stock (19,400 shares)					(231)	(231)
Balance, December 31, 2000	6,137	12,447	8,844	126	(163)	27,391
Comprehensive income:						
Net income			2,854			2,854
Other comprehensive income, net of tax:						
Unrealized gains on securities				301		301
Total comprehensive income						3,155
Cash dividends ($.45 per share)			(1,201)			(1,201)
5% stock dividend - 121,738 shares at fair value	268	1,535	(1,970)		163	(4)
Issuance of common stock under stock option plan	6	22	(1)			27
Balance, December 31, 2001	6,411	14,004	8,526	427	0	29,368
Comprehensive income:						
Net income			**3,101**			**3,101**
Other comprehensive income, net of tax:						
Unrealized gains on securities net of reclassification adjustment for gains included in net income				**953**		**953**
Total comprehensive income						**4,054**
Cash dividends ($.47 per share)			**(1,262)**			**(1,262)**
5% stock dividend - 127,927 shares at fair value	**320**	**1,490**	**(1,814)**			**(4)**
Issuance of common stock under dividend reinvestment plan	**6**	**33**				**39**
Issuance of common stock under stock option plan	**6**	**22**				**28**
Balance, December 31, 2002	**$6,743**	**$15,549**	**$8,551**	**$1,380**	**$ 0**	**$32,223**

See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1 – *Summary of Significant Accounting Policies*

Nature of Operations and Basis of Presentation

Codorus Valley Bancorp, Inc. (Corporation or Codorus Valley) is a one-bank holding company headquartered in York, Pennsylvania that provides a full range of banking services through its subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank). PeoplesBank operates two wholly owned subsidiaries, SYC Insurance Services, Inc. which sells nondeposit investment products and SYC Settlement Services, Inc. which provides real estate settlement services. PeoplesBank operates under a state charter subject to regulation by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation.

The consolidated financial statements include the accounts of Codorus Valley and its wholly owned bank subsidiary, PeoplesBank, and its wholly owned nonbank subsidiary, SYC Realty Company, Inc. All significant intercompany account balances and transactions have been eliminated in consolidation. The accounting and reporting policies of Codorus Valley and subsidiaries conform to accounting principles generally accepted in the United States of America and have been followed on a consistent basis.

Investment Securities

The classification of securities is determined at the time of acquisition and is reevaluated at each reporting date. Securities classified as available-for-sale are debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity, and all equity securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in maturity mix of assets and liabilities, liquidity needs, regulatory considerations and other factors. Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of taxes, reported as a component of accumulated other comprehensive income in stockholders' equity. Premiums and discounts are recognized in interest income using the interest method over the estimated life of the securities. Realized gains and losses from the sale of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security and are shown net as a separate line item in the statement of income. Federal law requires a member institution of the Federal Home Loan Bank to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Securities classified as held-to-maturity are those debt securities that the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated life of the securities.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are generally deferred and recognized as adjustments of interest rate yields, by being amortized to interest income over the terms of the related loans. When circumstances indicate that collection of a loan is doubtful, the accrual of interest income is discontinued, and unpaid interest previously credited to income is reversed and charged against current income. Loans are returned to accrual status when management determines that circumstances have improved to the extent that both principal and interest are deemed collectible. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

Loans Held for Sale

Loans held for sale are reported at the lower of cost or fair value, as determined in the aggregate. The amount, by which cost exceeds fair value, if any, is accounted for as a valuation allowance and is charged to expense in the period of the change.

Mortgage Servicing Rights

An asset is recognized for mortgage servicing rights acquired through purchase or origination. Amounts capitalized are amortized in proportion to, and over the period of, estimated net servicing income. If mortgage loans are sold or securitized with servicing retained, the total cost of the mortgage loans is allocated to loans and the servicing rights based on their relative fair values. Loans serviced for others were $7,611,000 at December 31, 2002, $12,005,000 at December 31, 2001, and $11,733,000 at December 31, 2000. Related servicing rights were $52,000 at December 31, 2002, $83,000 at December 31, 2001, and $67,000 at December 31, 2000.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The

NOTE 1 – *Summary of Significant Accounting Policies* *(cont'd)*

allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on current economic conditions, prior loss experience, adequacy of collateral, risk characteristics of the loan portfolio and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that PeoplesBank will be unable to collect all amounts due according to contractual terms of the loan agreement. An insignificant delay or shortfall in the amount of payments would not cause a loan to be rendered impaired. Impairment is measured on an individual loan basis for business loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment using loss factors derived in part from historical charge-offs. Income on impaired loans is recognized under the same policy as disclosed under Loans.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the assets estimated useful lives. Estimated useful lives are ten to forty years for buildings and improvements, and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense as incurred. The cost of significant improvements to existing assets is capitalized. When facilities are retired or otherwise disposed of, the cost is removed from the asset accounts and any gain or loss is reflected in the statement of income.

Foreclosed Real Estate

Foreclosed real estate, included in other assets, is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Foreclosed real estate is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management reviews valuations quarterly and the asset is carried at the lower of cost or fair value minus estimated costs to sell. Costs related to the improvement of foreclosed real estate are generally capitalized until the real estate reaches a saleable condition. Revenue and expense from operations and changes in the valuation allowance are included in expense. When a foreclosed real estate asset is ultimately sold, any gain or loss on the sale is included in the income statement as a component of foreclosed real estate expense.

Investment in Real Estate Partnership

PeoplesBank is a 99.99 percent limited partner in a real estate joint venture to rehabilitate and operate seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. An affiliate of the YMCA of York holds the remaining partnership interest. The buildings will mainly provide low-income housing to qualified families and to a lesser degree, space for commercial purposes. The investment and related tax credits are accounted for under the effective yield method of accounting whereby tax credits are recognized as they are allocated and the cost of the investment is amortized to provide a constant yield over the period that tax credits are allocated. The investment balance, recorded in other assets, is $2,205,000 at December 31, 2002, as compared to the investment commitment of $2,982,000, recorded in other assets and other liabilities at December 31, 2001.

Trust and Investment Services Assets

Assets held by PeoplesBank in a fiduciary or agency capacity for its customers are not included in the consolidated statements of financial condition since these items are not assets of PeoplesBank.

Advertising

Advertising costs are charged to expense when incurred.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the effective date.

NOTE 1 – *Summary of Significant Accounting Policies (cont'd)*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Per Share Data
Basic earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares of common stock outstanding, adjusted for stock dividends, was 2,693,361 for 2002, 2,691,242 for 2001 and 2,666,615 for 2000. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the presumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method. The weighted average number of dilutive shares was 11,603 for 2002, 9,150 for 2001 and 1,027 for 2000. All per share amounts have been adjusted for stock dividends.

Stock-Based Compensation
Stock options issued under shareholder approved employee and director stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB 25, no compensation expense is recognized related to these plans. The pro forma impact on net income and earnings per share that would occur if compensation expense were recognized based on the estimated fair value of the options on the date of the grant is disclosed in Note 13 to the consolidated financial statements.

Cash Flow Information
For purposes of the statements of cash flows, the Corporation considers interest bearing deposits with banks, cash and due from banks, and federal funds sold to be cash and cash equivalents.

Noncash items for the year ended December 31, 2002, consisted of the transfer of loans to foreclosed real estate for $356,000. Noncash items for the year ended December 31, 2001, included a real estate partnership investment commitment for $2,982,000, an asset acquired under a capital lease for $649,000, and the transfer of loans to foreclosed real estate for $1,346,000. Noncash items for the year ended December 31, 2000 consisted of the transfer of loans to foreclosed real estate for $1,795,000.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. These financial instruments are recorded on the balance sheet when they become payable by the borrower to the Corporation.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the following table:

	Years ended December 31,		
(dollars in thousands)	**2002**	**2001**	**2000**
Unrealized holding gains arising during the year	**$1,621**	$458	$1,012
Reclassification adjustment for gains included in income	**(179)**	0	(29)
Net unrealized gains	**1,442**	458	983
Tax effect	**(489)**	(157)	(334)
Net of tax amount	**$ 953**	$301	$ 649

NOTE 1 – *Summary of Significant Accounting Policies (cont'd)*

Segment Reporting
Management has determined that it operates in only one segment, community banking. The Corporation's non-banking activities are insignificant to the consolidated financial statements.

Treasury Stock
The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Reclassifications
Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation format. These reclassifications had no impact on the Corporation's net income.

Recently issued FASB Statements
In April 2002, the Financial Accounting Standards Board issued Statement No. 145, "Rescission of Statements No. 4, 44 and 64, Amendment of Statement No. 13." This statement requires that debt extinguishment no longer be classified as an extraordinary item since debt extinguishment has become a risk management strategy for many companies. It also eliminates the inconsistent accounting treatment for sale-leaseback transactions and certain lease modifications that have economic effects similar to sale-leaseback transactions. This statement became effective May 15, 2002, and did not have any impact on the Corporation's financial condition or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement delays recognition of these costs until liabilities are incurred, rather than at the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and are not expected to have a significant impact on the Corporation's financial condition or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination". If the acquisition meets the conditions of a "business combination", the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be reclassified to goodwill upon adoption of Statement No. 147. The transition provisions were effective on October 1, 2002, and did not have any impact on the Corporation's financial condition or results of operations.

NOTE 2 – *Restrictions on Cash and Due from Banks*

Cash balances reserved to meet regulatory requirements of the Federal Reserve Bank and balances maintained at other banks for compensating balance requirements averaged approximately $4,198,000 for 2002 and $3,740,000 for 2001.

NOTE 3 – *Securities Available-for-Sale and Held-to-Maturity*

A summary of available-for-sale and held-to-maturity securities at December 31, follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2002				
Available-for-sale				
Debt securities				
U.S. treasuries	$ 1,004	$ 16	$ 0	$ 1,020
U.S. agencies	35,087	1,015	0	36,102
States and municipals	10,474	679	0	11,153
Mortgage-backed securities	20,207	381	0	20,588
Total debt securities	66,772	2,091	0	68,863
Equity securities	1,503	0	0	1,503
Total available-for-sale	$68,275	$2,091	$ 0	$70,366
Held-to-maturity				
Debt securities-corporate trust preferred	$ 9,357	$ 445	$(263)	$ 9,539
Total held-to-maturity	$ 9,357	$ 445	$(263)	$ 9,539
2001				
Available-for-sale				
Debt securities				
U.S. agencies	$14,114	$368	$ (2)	$14,480
States and municipals	10,871	238	(39)	11,070
Mortgage-backed securities	11,788	71	(13)	11,846
Total debt securities	36,773	677	(54)	37,396
Equity securities	941	25	0	966
Total available-for-sale	$37,714	$702	$ (54)	$38,362
Held-to-maturity				
Debt securities-corporate trust preferred	$ 9,358	$ 68	$(210)	$ 9,216
Total held-to-maturity	$ 9,358	$ 68	$(210)	$ 9,216

Equity securities at December 31, 2002 include $1,503,000 of Federal Home Loan Bank stock and Atlantic Central Bankers Bank common stock, which are held at cost. The comparable amount at December 31, 2001, was $926,000. The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities if call options on selected debt issues are exercised in the future. Mortgage-backed securities are included in the maturity categories based on average expected life.

	December 31, 2002	
(dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 8,465	$ 8,613
Due after one year through five years	51,112	52,589
Due after five years through ten years	5,601	5,971
Due after ten years	1,594	1,690
Total debt securities, available-for-sale	$66,772	$68,863
Held-to-maturity		
Due after ten years	$ 9,357	$ 9,539

Gross gains realized from the sale of available-for-sale securities were $179,000, $0 and $29,000, for 2002, 2001 and 2000, respectively. Securities with a carrying value of $21,057,000 and $16,764,000 on December 31, 2002 and 2001, respectively, were pledged to secure certain public and trust deposits.

NOTE 4 – *Loans*

The composition of the loan portfolio at December 31, is as follows:

(dollars in thousands)	2002	2001
Commercial, industrial and agricultural	**$161,425**	$152,112
Real estate - construction and land development	**20,596**	21,889
Total commercial related loans	**182,021**	174,001
Real estate - residential mortgages	**24,803**	24,799
Installment	**27,136**	26,985
Total consumer related loans	**51,939**	51,784
Total loans	**$233,960**	$225,785

Concentrations of credit risk arise when a number of customers are engaged in similar business activities in the same geographic region or have similar economic features that could cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Most of the Corporation's business is with customers in York County, Pennsylvania and northern Maryland. Although this may pose a concentration risk geographically, we believe the diverse local economy and detailed knowledge about the customer base minimizes this risk. At year-end 2002 and 2001, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for 16 and 21 percent, respectively of the total loan portfolio. Loans to borrowers within this industry are usually collateralized by real estate.

Loans to directors, executive officers, principal shareholders, and any associates of such persons amounted to $3,453,000 at December 31, 2002, and $3,151,000 at December 31, 2001. During 2002, total loan additions, as adjusted, amounted to $4,803,000 and total payments collected, as adjusted, amounted to $4,501,000. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. As of year-end 2002, all loans to this group were current and performing in accordance with contractual terms.

NOTE 5 – *Impaired, Nonaccrual and Past Due Loans*

Information regarding impaired commercial loans at December 31, was as follows:

(dollars in thousands)	2002	2001	2000
Impaired loans	**$6,445**	$2,199	$2,006
Amount of impaired loans that have a related allowance	**1,359**	2,199	2,006
Allowance for impaired loans	**444**	734	376
Average investment in impaired loans	**5,869**	2,650	2,528
Interest income recognized on impaired commercial loans (primarily accrual basis)	**152**	115	37

As of December 31, 2002 and 2001, the loan portfolio included total nonaccrual loans of $5,051,000 and $1,411,000, respectively. Interest that would have been included in income had those loans been accruing at their contractual rates in 2002 was $253,000, compared with $36,000 that was recognized in income. Loans contractually past due 90 days or more as to principal or interest, but still accruing interest totaled $453,000 at December 31, 2002 and $164,000 at December 31, 2001.

NOTE 6 – *Analysis of Allowance for Loan Losses*

Changes in the allowance for loan losses for each of the three years ended December 31, were as follows:

(dollars in thousands)	2002	2001	2000
Balance at beginning of year	**$1,898**	$1,967	$2,023
Provision charged to operating expense	**515**	143	119
Loans charged off	**(1,185)**	(232)	(238)
Recoveries	**287**	20	63
Balance at end of year	**$1,515**	$1,898	$1,967

NOTE 7 – *Premises and Equipment*

A summary of premises and equipment at December 31, was as follows:

(dollars in thousands)	2002	2001
Land	**$ 1,149**	$ 1,150
Buildings and improvements	**8,481**	8,220
Capitalized leased premises	**672**	672
Equipment	**6,156**	6,114
	16,458	16,156
Less-accumulated depreciation	**(7,123)**	(6,707)
Net premises and equipment	**$ 9,335**	$ 9,449

PeoplesBank leases certain banking branches under capital and noncancellable operating leases, which expire on various dates through 2016. The terms include various renewal options and provide for rental increases based upon predetermined factors. Total lease expenses under operating leases amounted to $38,000 in 2002, $22,000 in 2001 and $17,000 in 2000. At December 31, 2002, future minimum lease payments for these leases and a capital lease are payable as follows:

(dollars in thousands)	Capital Lease	Operating Leases
2003	$ 81	$ 70
2004	88	66
2005	88	67
2006	94	67
2007	95	68
Thereafter	803	295
Total future minimum lease payments	1,249	$633
Less-interest	(594)	
Present value of minimum lease payments	$ 655	

NOTE 8 – *Deposits*

The composition of deposits at December 31, was as follows:

(dollars in thousands)	2002	2001
Noninterest bearing demand	**$ 30,120**	$ 26,093
NOW	**34,851**	29,301
Money market	**73,938**	62,148
Savings	**13,023**	13,719
Time CDs less than $100,000	**114,808**	117,724
Time CDs $100,000 or more	**25,887**	27,960
Total deposits	**$292,627**	$276,945

Scheduled maturities of time deposits as of December 31, were as follows:

(dollars in thousands)	2002
2003	**$ 67,294**
2004	**34,550**
2005	**24,277**
2006	**4,108**
2007	**10,466**
Total time deposits	**$140,695**

NOTE 9 – *Short-term Borrowings and Long-term Debt*

The schedule below provides a summary of short-term borrowings that consist of federal funds purchased and other borrowings. Federal funds purchased from correspondent banks usually mature in one business day. Other short-term borrowings consist of credit available through Federal Home Loan Bank of Pittsburgh (FHLBP). Based on the most recent analysis, total credit available from the FHLBP, for both short and long-term credit needs, is approximately $99 million. As of December 31, 2002, total unused credit with the FHLBP was approximately $78 million. Obligations to the FHLBP are secured by FHLB stock and qualifying collateral, principally the unpledged portion of PeoplesBank's investment securities portfolio and qualifying mortgage loan receivables. The interest rate for short-term borrowings reprices daily based on the federal funds rate or the open repo market depending on the borrowing program.

A summary of aggregate short-term borrowings on December 31, is as follows:

(dollars in thousands)	**2002**	**2001**	**2000**
Amount outstanding at end of year	**$7,089**	$0	$0
Weighted average interest rate at end of year	**1.31%**	0.00%	0.00%
Maximum amount outstanding at any month-end	**$7,089**	$3,000	$18,100
Daily average amount outstanding	**$591**	$101	$9,603
Approximate weighted average interest rate for the year	**1.69%**	6.93%	6.32%

A summary of long-term debt at December 31, is as follows:

(dollars in thousands)	**2002**	**2001**
Obligations of PeoplesBank to FHLBP		
Due 2002, 6.03%	**$ 0**	$ 3,000
Due 2004, 5.12%	**1,025**	1,025
Due 2005, 5.36%, convertible quarterly after December 2002	**6,000**	6,000
Due 2007, 4.69%, amortizing	**1,636**	1,977
Due 2014, 6.43%, convertible quarterly after July 2009	**5,000**	5,000
Obligation of Codorus Valley Bancorp, Inc.		
Due 2009, 7.35%, amortizing	**1,848**	1,899
	15,509	18,901
Capital lease obligation	**655**	672
Total long-term debt	**$16,164**	$19,573

PeoplesBank's obligations to FHLBP are fixed rate and fixed/floating (convertible) rate instruments. The FHLBP has an option on the convertible borrowings to convert the rate to a floating rate after the expiration of a specified period. The floating rate is based on the LIBOR index plus a spread. If the FHLBP elects to exercise its conversion option, PeoplesBank can repay the converted loan without a prepayment penalty. The obligation of Codorus Valley is secured by a mortgage on the Codorus Valley Corporate Center office building at 105 Leader Heights Road, York, Pennsylvania. Total maturities of long-term debt over the next five years are as follows: $455,000 in 2003, $1,506,000 in 2004, $6,506,000 in 2005, $540,000 in 2006 and $112,000 in 2007.

NOTE 10 – *Stockholders' Equity*

On April 9, 2002, the board of directors declared a 5 percent common stock dividend payable on or before June 6, 2002, to shareholders of record on April 23, 2002. On April 10, 2001, the board of directors declared a 5 percent common stock dividend payable on or before June 7, 2001, to shareholders of record on April 24, 2001. On April 25, 2000, the board of directors declared a 5 percent common stock dividend payable on or before June 23, 2000, to shareholders of record on May 9, 2000.

Codorus Valley maintains a Dividend Reinvestment and Stock Purchase Plan (Plan). Shareholders of common stock may participate in the Plan, which allows additional shares of common stock to be purchased with reinvested dividends at prevailing market prices. To the extent that shares are not available in the open market, 152,326 shares of common stock are reserved and available for issuance at December 31, 2002. Under the Plan, 2,642 shares were issued in 2002 and no shares were issued in 2001 and 2000. Open market purchases are usually made by an independent purchasing agent retained to act as agent for Plan participants, and the purchase price to participants will be the actual price paid, excluding brokerage commissions and other expenses which will be paid by the Corporation. The Plan also permits participants to make additional voluntary cash payments toward the purchase of shares of the Corporation's common stock.

Note 11 – *Regulatory Matters*

The Corporation is subject to restrictions on the payment of dividends to its shareholders pursuant to the Pennsylvania Business Corporation Law of 1988, as amended (BCL). The BCL prohibits dividend payments if such payment would render the Corporation insolvent or result in negative net worth. Payment of dividends to the Corporation by PeoplesBank is subject to restrictions set forth in the Pennsylvania Banking Code of 1965, as amended.

The Corporation and PeoplesBank are subject to various regulatory capital requirements. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if imposed, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and PeoplesBank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators.

Quantitative measures established by regulators to ensure capital adequacy require the Corporation and PeoplesBank to maintain minimum ratios, as set forth below, to total and tier I capital as a percentage of risk-weighted assets, and of tier I capital to average assets (leverage ratio). Management believes that the Corporation and PeoplesBank were well capitalized on December 31, 2002, based on FDIC capital guidelines.

The FDIC's minimum quantitative standards for a well capitalized institution are as follows: tier I risk-based capital ratio, 6 percent; total risk-based capital ratio, 10 percent; and leverage ratio, 5 percent. The FDIC's minimum quantitative standards for an adequately capitalized institution are as follows: tier I risk-based capital ratio, 4 percent; total risk-based capital ratio, 8 percent; and leverage ratio, 4 percent. At the state level, the Pennsylvania Department of Banking uses a leverage ratio guideline of 6 percent. The following table shows the Corporation's and PeoplesBank's actual and required ratios and capital amounts on December 31, 2002 and 2001.

Note 11 – *Regulatory Matters* *(cont'd)*

Codorus Valley Bancorp, Inc.	Actual		Minimum for Capital Adequacy		Well Capitalized Minimum*	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
at December 31, 2002						
Capital ratios:						
Tier 1 risk-based	**$30,475**	**11.32%**	**≥ $10,770**	**≥ 4.0%**	**n/a**	**n/a**
Total risk-based	**31,990**	**11.88**	**≥ 21,539**	**≥ 8.0**	**n/a**	**n/a**
Leverage	**30,475**	**8.93**	**≥ 13,650**	**≥ 4.0**	**n/a**	**n/a**
at December 31, 2001						
Capital ratios:						
Tier 1 risk-based	$28,932	10.88%	≥ $10,637	≥ 4.0%	n/a	n/a
Total risk-based	30,829	11.59	≥ 21,275	≥ 8.0	n/a	n/a
Leverage	28,932	9.27	≥ 12,482	≥ 4.0	n/a	n/a

PeoplesBank	Actual		Minimum for Capital Adequacy		Well Capitalized Minimum*	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
at December 31, 2002						
Capital ratios:						
Tier 1 risk-based	**$25,946**	**9.86%**	**≥ $10,521**	**≥ 4.0%**	**≥ $15,782**	**≥ 6.0%**
Total risk-based	**27,461**	**10.44**	**≥ 21,042**	**≥ 8.0**	**≥ 26,303**	**≥ 10.0**
Leverage	**25,946**	**7.75**	**≥ 13,390**	**≥ 4.0**	**≥ 16,738**	**≥ 5.0**
at December 31, 2001						
Capital ratios:						
Tier 1 risk-based	$23,919	9.23%	≥ $10,369	≥ 4.0%	≥ $15,554	≥ 6.0%
Total risk-based	25,816	9.96	≥ 20,738	≥ 8.0	≥ 25,923	≥ 10.0
Leverage	23,919	7.86	≥ 12,207	≥ 4.0	≥ 15,259	≥ 5.0

* To be well capitalized under prompt correction action provisions.

NOTE 12 – *Benefit Plans*

Defined Contribution Plan

The Corporation maintains a 401(k) savings and investment plan covering substantially all employees. Under the plan, employees can contribute a percentage of their gross salary. In 2002, 2001, and 2000, the Corporation matched 50 percent of the first 6 percent of an employee's contribution. The Corporation's expense for the 401(k) savings and investment plan was $92,000 for 2002, $77,000 for 2001, and $67,000 for 2000.

Supplemental Benefit Plans

PeoplesBank maintains supplemental retirement plans for selected executives and supplemental life insurance for executive officers and directors. The supplemental life insurance plans replaced other insurance coverage. The expense associated with these plans was approximately $130,000 for 2002, $118,000 for 2001, and $109,000 for 2000. The accrued liability was $482,000 at December 31, 2002, and $352,000 at December 31, 2001. Investment in bank owned life insurance policies was used to finance the supplemental benefit plans, and provide a tax-exempt return to PeoplesBank. The cash surrender value of insurance policies was approximately $6,725,000 at December 31, 2002, and $6,094,000 at December 31, 2001.

Employee Stock Bonus Plan

In 2001, the Corporation implemented an Employee Stock Bonus Plan, administered by nonemployee members of the Corporation's board of directors, under which the Corporation may issue shares of its common stock to employees as performance based compensation. As of December 31, 2002, 10,348 shares of common stock were reserved for possible issuance under this plan, subject to future adjustment in the event of specified changes in the Corporation's capital structure. Under the Employee Stock Bonus Plan, 152 shares of stock were issued during 2002 and no shares of stock were issued during 2001.

NOTE 13 – *Stock Option Plans*

The Corporation maintains three stock option plans as follows: a 2000 Stock Incentive Plan (2000 Plan), a 1998 Independent Directors Stock Option Plan (1998 Plan) and a 1996 Stock Incentive Plan (1996 Plan).

Shares reserved and available for issuance were 110,250 for the 2000 Plan, 117,140 for the 1998 Plan, and 87,630 for the 1996 Plan at December 31, 2002. Shares reserved for future issuance under each plan are subject to adjustment in the event of specified changes in the Corporation's capital structure. Options awarded under these plans to date have been granted with an exercise price equal to the fair value of the stock on the grant date, a vesting period of six months and an expiration period of ten years.

The 2000 Plan also allows for the granting of stock appreciation rights and restricted stock, none of which have been granted to date at December 31, 2002.

A summary of stock options from all Plans, adjusted for stock dividends, is presented in the following table:

	Years ended December 31,					
	2002		2001		2000	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	**181,952**	**$14.77**	162,689	$15.00	145,049	$15.50
Granted	**12,000**	**15.50**	32,550	14.00	17,640	10.88
Exercised	**(2,205)**	**10.88**	(2,205)	10.88	-	-
Forfeited	**-**	**-**	(11,082)	16.70	-	-
Outstanding at end of year	**191,747**	**$14.86**	181,952	$14.77	162,689	$15.00

Information regarding options outstanding as of December 31, 2002 is presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $9.50 to $11.50	**29,308**	**$10.77**	**5.5 years**	**29,308**	**$10.77**
Options with exercise prices ranging from $11.51 to $16.50	**128,398**	**14.93**	**6.8 years**	**104,899**	**14.96**
Options with exercise prices ranging from $16.51 to $19.00	**34,041**	**18.14**	**5.5 years**	**34,041**	**18.14**
Total options outstanding with exercise prices ranging from $9.50 to $19.00	**191,747**	**$14.86**	**6.4 years**	**168,248**	**$14.87**

The grant-date fair value of options granted, adjusted for stock dividends, was $6.60 for 2002, $6.45 for 2001 and $2.90 for 2000. These values were calculated using the Black-Scholes option valuation model. The following significant assumptions were used:

	2002	2001	2000
Expected life (in years)	**5.25**	6.21	5.25
Risk free interest rate	**4.52%**	4.88%	5.75%
Expected volatility	**56.9%**	59.1%	27.1%
Expected dividend yield	**3.2%**	3.2%	2.6%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. The Corporation's employee stock options have characteristics different from those of traded options, and changes in subjective input assumptions can materially affect the fair value estimate. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

NOTE 13 – *Stock Option Plans (cont'd)*

In accordance with Financial Accounting Standard No.123, the Corporation has elected to disclose the pro forma information regarding net income and net income per share as if the stock options had been accounted for under the recognition provisions of the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma amounts are indicated below:

	Years ended December 31,		
(dollars in thousands, except per share data)	**2002**	**2001**	**2000**
Reported net income	**$3,101**	$2,854	$2,707
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**160**	115	99
Pro forma net income	**$2,941**	$2,739	$2,608
Reported basic and diluted earnings per share	**$ 1.15**	$ 1.06	$ 1.02
Pro forma basic and diluted earnings per share	**$ 1.09**	$ 1.02	$ .98

NOTE 14 – *Income Taxes*

Significant components of the Corporation's deferred tax assets and liabilities at December 31, are as follows:

(dollars in thousands)	**2002**	**2001**
Deferred tax assets		
Allowance for loan losses	**$ 351**	$481
Deferred compensation	**164**	120
Partnership investment amortization	**259**	0
Tax credit carryforward	**428**	0
Total deferred tax assets	**1,202**	601
Deferred tax liabilities		
Deferred loan fees	**82**	75
Depreciation	**259**	290
Net unrealized gains on available-for-sale securities	**711**	222
Other, net	**107**	96
Total deferred tax liabilities	**1,159**	683
Net deferred tax asset (liability)	**$ 43**	$ (82)

Analysis of federal income taxes reflected in the income statements is as follows:

(dollars in thousands)	**2002**	**2001**	**2000**
Current tax provision	**$1,291**	$940	$1,075
Deferred tax provision	**(614)**	(8)	(21)
Total tax provision	**$ 677**	$932	$1,054

The reasons for the difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

(dollars in thousands)	**2002**	**2001**	**2000**
Income before income taxes	**$3,778**	$3,786	$3,761
Computed tax at 34%	**$1,285**	$1,287	$1,279
Increase (reduction) in taxes resulting from:			
Tax-exempt interest income	**(182)**	(190)	(165)
Interest expense disallowance	**20**	27	26
Tax-exempt income from bank owned life insurance	**(110)**	(100)	(92)
Tax credits	**(372)**	(99)	0
Other, net	**36**	7	6
Provision for income taxes	**$ 677**	$ 932	$1,054

The provision for income taxes includes $61,000, $0 and $10,000 of applicable income tax expense related to net investment security gains in 2002, 2001 and 2000, respectively. Based on current tax law, tax credits can be carried back one year and carried forward twenty years.

NOTE 15 – *Commitments to Extend Credit*

In the normal course of business, the Corporation is a party to various financial transactions that are not funded as of the balance sheet date. Off-balance sheet financial instruments, which enable bank customers to meet their financing needs, are comprised mainly of commitments to extend credit and standby letters of credit. Standby letters of credit commit PeoplesBank to make payments on behalf of customers when certain specified future events occur.

To varying degrees, these instruments contain elements of credit and market risk similar to those involved in extending loans to customers. To manage these risks the Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Normally, commitments to extend credit and letters of credit have fixed expiration dates or termination clauses, are at specific rates and are for specific purposes. Many of the commitments are expected to expire without being drawn; therefore, total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of outstanding commitments:

	December 31,	
(dollars in thousands)	**2002**	**2001**
Commitments to grant loans		
Fixed rate	**$15,180**	$12,082
Variable rate	**4,840**	6,522
Unfunded commitments of existing loans		
Fixed rate	**$14,316**	$ 9,914
Variable rate	**28,681**	25,916
Standby letters of credit	**$ 2,454**	$ 3,504

NOTE 16 – *Contingent Liabilities*

During the second quarter of 2001, PeoplesBank's management became aware of a potential loss stemming from its merchant credit card business. Some individuals who transacted business with a former PeoplesBank merchant customer are seeking refunds claiming that service was not rendered. The merchant did not have sufficient funds to cover reimbursement requests, and PeoplesBank terminated the merchant's credit card account relationship. Losses of approximately $1,000 and $41,000 were included in other expense for 2002 and 2001, respectively. These losses represent refunds in excess of funds available in the merchant's account. We cannot estimate the additional potential loss associated with this merchant credit card account at this time.

NOTE 17 – *Fair Value of Financial Instruments*

FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of expected future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The Corporation used the methods and assumptions below in estimating its fair value disclosures for financial instruments.

Cash and equivalents - The carrying amounts reported in the balance sheet for cash and equivalents approximate their fair value at the reporting date.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable - For variable-rate and adjustable-rate loans that reprice frequently and show no significant change in credit risk; fair values were based on carrying values. For fixed-rate loans, fair values were estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

NOTE 17 – *Fair Value of Financial Instruments* *(cont'd)*

Mortgage servicing rights - The fair value of mortgage servicing rights is based on observable market prices available or the present value of expected future cash flows when not available.

Accrued interest receivable and payable - The carrying amounts of accrued interest receivable and payable approximate their fair values.

Demand and savings deposits - The carrying amounts of demand and savings deposits approximate their fair values.

Time deposits - The carrying value of time certificates of deposit (CDs) less than $100,000 with an original term of six months or less and variable rate CDs of less than $100,000 is assumed to approximate market value. The fair value of all other CDs is estimated by discounting the future cash flows, using rates offered for deposits of similar remaining maturities at the reporting date.

Short-term borrowings - The carrying amount of short-term borrowings approximates the fair value.

Long-term debt - The fair value of long-term debt is estimated by discounting the future cash flows, using rates available for debt of similar remaining maturities at the reporting date.

Off-balance sheet instruments - The fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. These amounts were not considered material at December 31, 2002 and 2001.

An analysis of financial instruments is as follows:

	December 31, 2002		**December 31, 2001**	
(dollars in thousands)	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and equivalents	**$ 11,120**	**$ 11,120**	$ 25,035	$ 25,035
Securities, available-for-sale	**70,366**	**70,366**	38,362	38,362
Securities, held-to-maturity	**9,357**	**9,539**	9,358	9,216
Loans, held for sale	**4,586**	**4,649**	12,349	12,349
Loans, net of allowance	**232,445**	**235,993**	223,887	222,998
Mortgage servicing rights	**52**	**52**	83	83
Accrued interest receivable	**1,721**	**1,721**	1,605	1,605
Financial liabilities:				
Demand and savings deposits	**$151,932**	**$151,932**	$131,261	$131,261
Time deposits	**140,695**	**145,272**	145,684	151,127
Short-term borrowings	**7,089**	**7,089**	0	0
Long-term debt	**16,164**	**17,663**	19,573	20,143
Accrued interest payable	**433**	**433**	596	596

Note 18 – *Condensed Financial Information-Parent Company Only*

Condensed Statements of Financial Condition

(dollars in thousands)	December 31, 2002	2001
Assets		
Cash and due from banks	**$ 181**	$ 82
Securities, available-for-sale	**0**	40
Securities, held-to-maturity	**3,776**	4,291
Investment in subsidiaries	**27,697**	24,340
Premises and equipment	**4,389**	4,525
Other assets	**146**	165
Total assets	**$36,189**	$33,443
Liabilities		
Long-term debt	**$ 1,848**	$ 1,899
Long-term debt with subsidiary, PeoplesBank	**2,092**	2,149
Other liabilities	**26**	27
Total liabilities	**3,966**	4,075
Stockholders' equity	**32,223**	29,368
Total liabilities and stockholders' equity	**$36,189**	$33,443

Condensed Statements of Income

(dollars in thousands)	Years ended December 31, 2002	2001	2000
Income			
Interest from investment securities	**$ 371**	$ 394	$ 393
Dividends from PeoplesBank, A Codorus Valley Company	**1,263**	1,301	1,179
Rental income	**456**	445	479
Other	**24**	0	0
Total income	**2,114**	2,140	2,051
Expense			
Interest expense on long-term debt	**312**	319	327
Other	**595**	656	581
Total expense	**907**	975	908
Income before applicable income tax benefit and undistributed earnings of subsidiaries	**1,207**	1,165	1,143
Applicable income tax benefit	**22**	46	13
Income before undistributed earnings of subsidiaries	**1,229**	1,211	1,156
Undistributed earnings of subsidiaries	**1,872**	1,643	1,551
Net income	**$3,101**	$2,854	$2,707

Note 18 – *Condensed Financial Information-Parent Company Only* *(cont'd)*

Condensed Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2002	2001	2000
Cash flows from operating activities			
Net income	**$3,101**	$2,854	$2,707
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	**171**	172	169
Undistributed earnings of subsidiaries	**(1,872)**	(1,643)	(1,551)
Gain on sale of premises and equipment and securities	**(24)**	0	0
Other, net	**25**	(45)	(23)
Net cash provided by operating activities	**1,401**	1,338	1,302
Cash flows from investing activities			
Proceeds from sales of securities, available-for-sale	**40**	0	0
Purchase of securities, available-for-sale	**0**	(1)	(1)
Purchases of premises and equipment	**(75)**	(52)	(58)
Proceeds from sales of premises and equipment	**40**	0	0
Net cash provided by (used in) investing activities	**5**	(53)	(59)
Cash flows from financing activities			
Repayments of long-term debt	**(108)**	(100)	(91)
Dividends paid	**(1,262)**	(1,201)	(1,102)
Issuance of common stock	**67**	27	0
Purchases of treasury stock	**0**	0	(231)
Cash paid in lieu of fractional shares	**(4)**	(4)	(4)
Net cash used in financing activities	**(1,307)**	(1,278)	(1,428)
Net increase (decrease) in cash and cash equivalents	**99**	7	(185)
Cash and cash equivalents at beginning of year	**82**	75	260
Cash and cash equivalents at end of year	**$ 181**	$ 82	$ 75

Report of Independent Auditors

Beard Miller Company LLP
Certified Public Accountants and Consultants

The Stockholders and Board of Directors

Codorus Valley Bancorp, Inc.

York, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Codorus Valley Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Codorus Valley Bancorp, Inc. for the year ended December 31, 2000 were audited by other auditors, whose report dated February 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Codorus Valley Bancorp, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 13, 2003

Management's discussion and analysis of the significant changes in financial condition, results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements for Codorus Valley Bancorp, Inc., (Codorus Valley or Corporation) a bank holding company, and its wholly owned subsidiary, PeoplesBank, A Codorus Valley Company (PeoplesBank), are provided below. Codorus Valley's consolidated financial condition and results of operations consist almost entirely of PeoplesBank's financial condition and results of operations. Current performance does not guarantee and may not be indicative of similar performance in the future.

Forward-looking statements:
Management of the Corporation has made forward-looking statements in this Annual Report. These forward-looking statements may be subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of the Corporation and its subsidiaries. When words such as "believes," "expects," "anticipates" or similar expressions occur in this Annual Report, management is making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this report and in the documents that management incorporates by reference, could affect the future financial results of the Corporation and its subsidiaries, both individually and collectively, and could cause those results to differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this Annual Report. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting banking, securities, asset management and credit services businesses; and
- the risk that management's analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in other documents that Codorus Valley files periodically with the Securities and Exchange Commission.

Critical accounting estimates:
Disclosure of Codorus Valley's significant accounting policies is included in Note 1 to the consolidated financial statements of this Annual Report. Some of these policies are particularly sensitive, requiring that significant judgments, estimates and assumptions be made by management. Additional information is contained in Management's Discussion and Analysis for the most sensitive of these issues, including the provision and allowance for loan losses, located on pages 28 and 34 of this Annual Report.

Significant estimates are made by management in determining the allowance for loan losses. Management considers a variety of factors in establishing this estimate such as current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, financial and managerial strength of borrowers, adequacy of collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Estimates related to the value of collateral also have a significant impact on whether or not management continues to accrue income on delinquent loans and on the amounts at which foreclosed real estate is recorded on the statement of financial condition.

As permitted by SFAS No. 123, the Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Corporation's stock option plans. The pro forma impact of net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in Note 13 to the consolidated financial statements. The Corporation has no current plans to change its method of accounting for stock-based compensation.

Overview

The United States Economy
On November 6, 2002, the Federal Reserve Board (Fed) lowered the federal funds rate one-half percent to 1.25 percent, its only interest rate change for 2002. The national prime rate moved in lock step and ended the year at 4.25 percent. Both benchmark interest rates were at 41-year lows. The year 2002 ended with consumer confidence declining due to rising unemployment and a discouraging job outlook. Other factors constraining economic growth throughout the year included: the third of three consecutive years of stock market losses, an occurrence not seen in the past 60 years; high profile accounting scandals and bankruptcies; lackluster corporate earnings reports; and anxiety over terrorism and possible military conflict around the world.

Comparatively, in January 2001, the Fed began a series of interest rate cuts to stimulate an economy suffering from reduced demand. By March, the United States economy was officially in recession. On September 11, the U.S. experienced the worst terrorist attacks in its history, which further dampened the economy and consumer confidence. The prime lending rate began the year at 9.5 percent. By year-end, prime was 4.75 percent, its lowest level in 40 years. Throughout the year, unemployment increased and for the second consecutive year stock market indices reflected losses.

The Financial Services Industry
In the first nine months of 2002, commercial banks earned 23 percent more than in the same period of 2001, based on the most current available information from the FDIC. In spite of a

sluggish national economy, the industry is poised for a record earnings year. The increase in earnings was due primarily to a 12 percent increase in net interest income, which was positively impacted by an increase in earning assets and lower funding costs. A 9 percent increase in noninterest income also contributed to earnings growth. The increase in net interest income and noninterest income more than offset a 26 percent increase in loan loss provision expense. Approximately one-half of the increase in loan loss provision expense this year came from losses associated with banks' international operations. Credit-quality problems continued to grow in commercial and industrial loan portfolios at large banks and the loss rate on credit cards remained high. Based on the first three quarters of 2002 annualized, the 7,933 institutions that comprised the commercial banking industry achieved a return on assets of 1.37 percent and a return on equity of 14.88 percent.

For the third consecutive year, bank stocks represented on the Nasdaq Bank Stock Index outperformed the benchmark S&P 500 Index. The Nasdaq Bank Stock Index increased 5 percent for 2002, 13 percent for 2001 and 19 percent for 2000. Comparatively, the S&P 500 Index declined 23 percent for 2002, 13 percent for 2001 and 9 percent for 2000.

Management believes that the industry will continue to consolidate, but at a slower pace than in the past. Mergers and acquisitions will continue to be a strategy to increase profits and market share. With an emphasis on strengthening customer relationships and finding new ways to generate fee income, it is likely that the industry will increase the diversity of financial products and services. Management believes that industry consolidation and product diversification may enhance its competitive position as a community bank.

Business Strategies

Throughout 2002, management and the board of directors continued to implement a series of initiatives, as guided by the Corporation's long-range strategic plan. In September, PeoplesBank acquired the assets of Market Street Financial Services, Inc. (Market Street Financial), an insurance agency. The addition of Market Street Financial allows PeoplesBank to further its expertise in investments and insurance, expand its product menu and increase fee income. In December, PeoplesBank added its eleventh financial center, located at 221 West Philadelphia Street in the Susquehanna Commerce Center in the City of York, Pennsylvania. This marks the second banking office in the City of York. Together, they provide the necessary presence to attract business banking opportunities in that area. During the year, the Corporation's customer focused culture was enhanced when management expanded its customer training program to include support personnel. Partnered with fully trained line personnel, the company strives to create an extraordinary experience for its customers. Looking ahead, management plans to implement strategies to grow the banking franchise, increase fee income and reduce operating expense.

Financial Highlights

The Corporation earned $3,101,000 or $1.15 per diluted share for 2002, compared to $2,854,000 or $1.06 per diluted share for 2001, and $2,707,000 or $1.02 per diluted share for 2000. All per share amounts were adjusted for stock dividends. The $247,000 or 9 percent increase in current period net income was caused primarily by an increase in noninterest income and a decrease in federal income tax, which more than offset an increase in noninterest expense and loan loss provision. The 42 percent increase in noninterest income was due primarily to gains from the sale of residential mortgages and investment securities. The 27 percent decrease in federal income tax was due to tax credits received by PeoplesBank from an investment in a real estate partnership that provides low-income housing. The 7 percent increase in noninterest expense was caused primarily by operating expenses attributable to corporate expansion. Expansion during 2002 included the acquisition of an insurance agency in September and the addition of a financial center in December. Current period expense was also impacted by corporate expansion in 2001, and normal business growth. The 260 percent increase in the loan loss provision was the result of a higher level of charge-offs, net of recoveries. During the fourth quarter of 2002, management charged off as loss a group of related equipment financing contracts. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. A summary of quarterly earnings for 2002 and 2001 is presented in Table 13—Summary of Quarterly Financial Data.

Net income increased $147,000 or 5 percent in 2001, compared with 2000 due to increases in net interest income and noninterest income, and a decrease in federal income taxes. These favorable factors more than offset an increase in noninterest expense. The 8 percent increase in net interest income was due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. The 15 percent increase in noninterest income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services, and gains on the sale of residential mortgages. The 12 percent decrease in federal income taxes was due primarily to a $99,000 tax credit from an investment in a real estate partnership for low-income housing. The 13 percent increase in noninterest expense was caused primarily by the addition of two full service financial centers, a mortgage banking operation, and a centralized call center in 2001.

Annual cash dividends per share, as adjusted, were $.47 for 2002, compared to $.45 for 2001. Additionally, a 5 percent stock dividend was paid in 2002 and 2001. Book value per share, as adjusted, was $11.95 for year-end 2002, compared to $10.90 for year-end 2001.

Net income as a percentage of average stockholders' equity (return on equity or ROE), was 10.1 percent for 2002, compared to 10.0 percent for 2001. Net income as a percentage of average total assets (return on assets or ROA), was .91 percent for 2002 and 2001.

At December 31, 2002, nonperforming assets as a percentage of total loans and net foreclosed real estate were approximately 2.55 percent, compared to 1 percent for year-end 2001. Information regarding nonperforming assets is provided in the Risk Management section of this report, including Table 8-Nonperforming Assets. The allowance for loan losses as a percentage of total loans was .65 percent at December 31, 2002, compared to .84 percent at December 31, 2001. Information regarding the allowance is provided in the Risk Management section of this commentary, including Tables 9 and 10. Based on a recent evaluation of probable loan losses and the current loan portfolio, management believes that the allowance is adequate to support losses inherent in the portfolio at December 31, 2002.

Throughout 2002, the Corporation maintained a capital level well above minimum regulatory quantitative requirements. Currently, there are three federal regulatory definitions of capital that take the form of minimum ratios. Table 7—Capital Ratios, shows that the Corporation and PeoplesBank were well capitalized on December 31, 2002.

A more detailed analysis of the factors and trends affecting corporate earnings follows.

Income Statement Analysis

Net Interest Income

The Corporation's principal source of revenue is net interest income, the difference between interest income earned on loans and investment securities, and interest expense incurred on deposits and borrowed funds. The fluctuation in net interest income from year to year is caused by changes in interest rates, volumes and the composition or mix of interest rate sensitive assets and liabilities.

For analytical purposes, Table 1-Net Interest Income, Table 2-Rate/Volume Analysis of Changes in Net Interest Income and Table 3-Average Balances and Interest Rates, are presented on a tax equivalent basis to make it easier to compare taxable and tax-exempt assets. Income from tax-exempt assets, primarily loans to or securities issued by state and local governments, is increased by an amount equivalent to the federal income taxes which would have been incurred if the income was taxable at the statutory rate of 34 percent. Unless otherwise noted, the discussion that follows is based on interest income and interest expense as reported in the consolidated statements of income.

Net interest income was $11,767,000 for 2002; an increase of $36,000 or 0.3 percent above the $11,731,000 earned in 2001. In spite of a $23.7 million or 8 percent increase in average earning assets, net interest income was flat for 2002 due to abnormally low market interest rates, a reflection of the Federal Reserve Board's accommodative monetary policy to stimulate a sluggish national economy. For example, the federal funds rate ended the year at 1.25 percent and the prime rate ended the year at 4.25 percent. Both benchmark interest rates were at 41-year lows. For 2002, low market interest rates lowered yields on earning assets to a greater degree than they lowered funding costs on interest bearing liabilities. Interest income from loans for the current year was also constrained by an increase in nonperforming loans. Earning assets averaged $310 million and yielded 6.75 percent (tax equivalent basis) for 2002 compared to $287 million and 7.98 percent, respectively, for 2001. Asset growth occurred primarily in investment securities and business loans. For the second consecutive year, deposits experienced strong growth as investors sought safe haven from widespread price declines in securities markets. Interest bearing liabilities averaged $281 million at an average rate of 3.17 percent for 2002 compared to $257 million and 4.23 percent, respectively, for

Table 1 – ***Net Interest Income (tax equivalent basis)***

(dollars in thousands)	**2002**	**2001**	**2000**	**1999**	**1998**	**5 Yr CGR***
Total interest income	**$ 20,674**	$ 22,602	$ 21,904	$ 20,314	$ 19,978	1.2%
Tax equivalent adjustment	**277**	288	249	192	149	n/a
Adjusted total interest income	**20,951**	22,890	22,153	20,506	20,127	1.3%
Total interest expense	**8,907**	10,871	11,064	9,534	9,265	-0.4%
Net interest income	**$ 12,044**	$ 12,019	$ 11,089	$ 10,972	$ 10,862	2.7%
Average earning assets	**$310,431**	$286,777	$264,174	$253,800	$237,378	6.3%
Average interest bearing liabilities	**$281,062**	$257,262	$237,537	$228,163	$211,754	6.6%
Yield on earning assets	**6.75%**	7.98%	8.39%	8.08%	8.48%	
Rate on interest bearing liabilities	**3.17%**	4.23%	4.66%	4.18%	4.38%	
Interest rate spread	**3.58%**	3.75%	3.73%	3.90%	4.10%	
Net yield on average earning assets	**3.88%**	4.19%	4.20%	4.32%	4.58%	

* Compound growth rate (CGR) is the average annual growth over the five-year period which began in 1997.

Table 2 – ***Rate/Volume Analysis of Changes in Net Interest Income (tax equivalent basis)***

(dollars in thousands)	Year ended December 31, 2002	2001	2002 compared to 2001 Increase (Decrease)	Change due to Volume	Rate
Interest Income					
Interest bearing deposits with banks	$ 5	$ 13	$ (8)	$ 0	$ (8)
Federal funds sold	224	562	(338)	(108)	(230)
Securities, taxable	2,693	2,468	225	1,211	(986)
Securities, tax-exempt	791	827	(36)	(30)	(6)
Loans, taxable	17,216	18,999	(1,783)	739	(2,522)
Loans, tax-exempt	22	21	1	13	(12)
Total interest income	20,951	22,890	(1,939)	1,825	(3,764)
Interest Expense					
Deposits					
Interest bearing demand	1,201	1,801	(600)	420	(1,020)
Savings	131	219	(88)	(11)	(77)
Time deposits under $100,000	5,154	6,222	(1,068)	95	(1,163)
Time deposits $100,000 and above	1,212	1,462	(250)	137	(387)
Short-term borrowings	10	7	3	34	(31)
Long-term debt	1,199	1,160	39	23	16
Total interest expense	8,907	10,871	(1,964)	698	(2,662)
Net interest income	$12,044	$12,019	$ 25	$1,127	$(1,102)

(dollars in thousands)	Year ended December 31, 2001	2000	2001 compared to 2000 Increase (Decrease)	Change due to Volume	Rate
Interest Income					
Interest bearing deposits with banks	$ 13	$ 13	$ 0	$ 0	$ 0
Federal funds sold	562	166	396	875	(479)
Securities, taxable	2,468	2,910	(442)	(469)	27
Securities, tax-exempt	827	717	110	101	9
Loans, taxable	18,999	18,331	668	1,293	(625)
Loans, tax-exempt	21	16	5	5	0
Total interest income	22,890	22,153	737	1,805	(1,068)
Interest Expense					
Deposits					
Interest bearing demand	1,801	1,960	(159)	363	(522)
Savings	219	364	(145)	(73)	(72)
Time deposits under $100,000	6,222	6,309	(87)	209	(296)
Time deposits $100,000 and above	1,462	1,129	333	464	(131)
Short-term borrowings	7	607	(600)	(601)	1
Long-term debt	1,160	695	465	555	(90)
Total interest expense	10,871	11,064	(193)	917	(1,110)
Net interest income	$12,019	$11,089	$ 930	$ 888	$ 42

Changes which are due to both volume and rate are allocated in proportion to their relationship to the amount of change attributed directly to volume or rate. Taxable loans include loan fees of $955,000 in 2002, $639,000 in 2001, and $526,000 in 2000.

2001. Funding was provided primarily by growth in interest bearing demand deposits. The same factors that constrained net interest income also constrained the net yield on average earning assets, which was 3.88 percent for 2002 compared to 4.19 percent for 2001.

Comparatively, net interest income was $11,731,000 for 2001; an increase of $891,000 or 8 percent above the $10,840,000 earned in 2000. Net interest income increased due to an increase in the volume of earning assets, and a decrease in funding costs attributable to lower market interest rates. Market interest rates declined sharply throughout 2001, a result of Federal Reserve Board action to stimulate a sluggish national economy. For example, the prime lending rate was 9.5 percent at the beginning of the year. By year-end, the prime rate was 4.75 percent, its lowest level in 40 years. Declining market interest rates lowered yields on earning assets but also lowered funding costs. Earning assets averaged $287 million for 2001 and yielded 7.98 percent (tax equivalent basis) compared to $264 million and 8.39 percent, respectively, for 2000. Asset growth occurred primarily in business loans and overnight investments. Deposits experienced strong growth as investors sought refuge from widespread price declines in securities markets. Interest bearing liabilities averaged $257 million at an average rate of 4.23 percent for 2001 compared to $238 million and 4.66 percent, respectively, for 2000. Funding was provided primarily by growth in money market and time deposits.

Table 3 – *Average Balances and Interest Rates (tax equivalent basis)*

	2002			2001			2000		
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Interest bearing deposits with banks	$ 231	$ 5	2.16%	$ 239	$ 13	5.44%	$ 240	$ 13	5.42%
Federal funds sold	13,336	224	1.68	16,513	562	3.40	2,633	166	6.30
Investment securities									
Taxable	56,277	2,693	4.79	37,748	2,468	6.54	45,003	2,910	6.47
Tax-exempt	10,803	791	7.32	11,204	827	7.38	9,820	717	7.30
Total investment securities	67,080	3,484	5.19	48,952	3,295	6.73	54,823	3,627	6.62
Loans									
Taxable (1)	229,479	17,216	7.50	220,885	18,999	8.60	206,332	18,331	8.88
Tax-exempt	305	22	7.21	188	21	11.17	146	16	10.96
Total loans	229,784	17,238	7.50	221,073	19,020	8.60	206,478	18,347	8.89
Total earning assets	310,431	20,951	6.75	286,777	22,890	7.98	264,174	22,153	8.39
Other assets (2)	31,972			25,773			24,998		
Total assets	$342,403			$312,550			$289,172		
Liabilities and Stockholders' Equity									
Interest bearing deposits									
Interest bearing demand	$102,581	$ 1,201	1.17%	$ 83,172	$ 1,801	2.17%	$ 70,183	$ 1,960	2.79%
Savings	13,615	131	0.96	14,348	219	1.53	17,934	364	2.03
Time deposits under $100,000	115,773	5,154	4.45	114,026	6,222	5.46	110,368	6,309	5.72
Time deposits $100,000 and above	29,243	1,212	4.14	26,737	1,462	5.47	18,949	1,129	5.96
Total interest bearing deposits	261,212	7,698	2.95	238,283	9,704	4.07	217,434	9,762	4.49
Short-term borrowings	591	10	1.69	101	7	6.93	9,603	607	6.32
Long-term debt	19,259	1,199	6.23	18,878	1,160	6.14	10,500	695	6.62
Total interest bearing liabilities	281,062	8,907	3.17	257,262	10,871	4.23	237,537	11,064	4.66
Noninterest bearing deposits	27,690			25,165			24,162		
Other liabilities	2,895			1,569			1,276		
Stockholders' equity	30,756			28,554			26,197		
Total liabilities and stockholders' equity	$342,403			$312,550			$289,172		
Net interest income		$12,044			$12,019			$11,089	
Interest rate spread			3.58%			3.75%			3.73%
Net yield on earning assets			3.88%			4.19%			4.20%

(1) Includes loan fees of $955,000 in 2002, $639,000 in 2001 and $526,000 in 2000.

(2) Includes average nonaccrual loans of $3,825,000 in 2002, $1,759,000 in 2001, and $2,528,000 in 2000.

Provision for Loan Losses

The provision for probable loan losses is an estimated expense charged to earnings to address losses attributable to uncollectible loans. The provision reflects management's judgement of an appropriate level for the allowance for loan losses. The Risk Management section, including Tables 8, 9, and 10, of this report, provides detailed information about the allowance, provision and credit risk. For 2002, the provision expense for probable loan losses was $515,000, compared to $143,000 for 2001 and $119,000 for 2000. The level of expense for 2002 reflected an increase in loan charge-offs, net of recoveries, for the year. During the fourth quarter of 2002, management charged off, as a loss, a group of related equipment financing contracts. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. Other factors that impacted the provision for 2002 included an increase in the nonperforming loan portfolio and continued concern over the sluggish national and local economies. The level of expense for 2001 was responsive to loan growth and a national and local economic slowdown. The level of expense for 2000 was reflective of loan growth.

Noninterest Income

Total noninterest income for 2002 was $3,534,000, an increase of $1,038,000 or 42 percent above 2001. The increase was caused primarily by increases in gains from the sale of residential mortgages and investment securities. Gains from the sale of mortgages were up $613,000 or 386 percent. The increase reflected a full year of operation for the mortgage banking unit and low market interest rates, which fueled a mortgage refinance boom. The current period also included $179,000 in net gains from the sale of securities. Comparatively, no gains were realized from the sale of securities in 2001. Increases in the remaining categories of noninterest income, with the exception of other income, were due primarily to normal business growth. The increase in other income for the current period was due in part to fees from sales of investment and insurance products by an insurance agency, the assets of which were acquired by PeoplesBank in September 2002. This acquisition is described below.

Total noninterest income for 2001 was $2,496,000, an increase of $332,000 or 15 percent above 2000. The increase was caused primarily by gains from the sale of residential mortgages and an increase in other income. Gains from the sale of mortgages, which totaled $159,000, were generated from a mortgage banking unit that began operation in fourth quarter 2001. The $129,000 or 24 percent increase in other income was caused primarily by an increase in fees from the sale of investment products and real estate settlement services sold through PeoplesBank's subsidiaries.

Acquisition of insurance agency

In September 2002, PeoplesBank purchased the assets, principally the customer list, of Market Street Financial Services, Inc., an insurance agency. The acquisition cost, including contingent consideration, is not significant to the Corporation's financial condition. Presently, the staff of six, which includes the two former owners, is comprised of five licensed sales representatives and one administrator. Plans call for this operation to relocate to the Codorus Valley Corporate Center in 2003. The customer list intangible asset will be amortized on a straight-line basis over a 15-year period, the estimated retention period of its customers. Management believes that the acquisition enables PeoplesBank to expand its investment and insurance product menu and expertise, increase fee income and provide greater convenience to its clients.

Noninterest Expense

Generally, increases in noninterest expense for 2002, 2001, and 2000 reflect the implementation of strategic initiatives to expand, staff and equip the organization, in addition to normal business growth. Long-term capital investments made during this three-year period were necessary to position Codorus Valley for future expansion and increase its service capabilities.

Total noninterest expense for 2002 was $11,008,000, an increase of $710,000 or 7 percent above 2001. The increase was caused primarily by increases in salaries and benefits and other expense. Salaries and benefits increased $724,000 or 14 percent due primarily to planned corporate expansion. The current year included the full year cost of prior year initiatives, including the addition of two financial centers, a mortgage banking operation and a centralized telephone call center. Current year salaries and benefits expense also included 2002 initiatives such as the acquisition of an insurance agency in September and the addition of a financial center in December. Other expense increased $236,000 or 14 percent due to a $35,000 loss on a fraudulent check, increases in selected expenses such as memberships and subscriptions, appraisals, loan expenses, employee training, seminars and business meetings, insurance, and normal business growth. Current year foreclosed real estate expense decreased $168,000 or 70 percent. The prior year reflected a higher level of carrying costs and loss provisions attributable to a larger portfolio of acquired properties. Current year professional and legal expense decreased $80,000 or 26 percent. The prior year reflected a higher level of expense caused by increased information technology consulting and services, legal advice for arbitration matters and consulting advice relative to future growth strategies

Total noninterest expense for 2001 was $10,298,000, an increase of $1,174,000 or 13 percent above 2000. The increase in noninterest expense was caused by increases in all expense categories driven primarily by corporate expansion. The addition of two financial centers, a mortgage banking operation and a centralized call center in 2001 caused the following expense categories to increase: salaries and benefits, up $457,000 or 9%; furniture and equipment, up $48,000 or 5%; stationery and supplies, up $55,000 or 16%; and marketing, up $45,000 or 12%. Occupancy expense, which increased $208,000 or 33%, was also impacted by expansion, in addition to increased expense for maintenance, repairs and energy costs, and a decrease in rental income. Professional and legal expenses increased $115,000 or 60% due to increases in information technology consulting and services, legal advice for arbitration matters and consulting advice relative to future growth strategies. Foreclosed real estate expense increased $100,000 or 72% due primarily to increased carrying costs associated with assets taken in satisfaction of debt. Other expense increased $146,000 or 9% due primarily to a $64,000 prepayment penalty associated with refinancing a Federal Home Loan Bank loan to lower future funding costs. Other expense also included a $41,000 loss from a merchant credit card account described in Note 16-Contingent Liabilities of this report.

Franchise expansion
In December, PeoplesBank opened its eleventh financial center. This new full service office is located at 221 West Philadelphia Street, in the City of York, Pennsylvania. The 2,814 square foot facility, leased under an eight-year operating lease, with renewal options, is located within the newly constructed Susquehanna Commerce Center. This marks the second banking office in the City of York. Together, they provide the necessary presence to attract business banking opportunities in that area.

Capital investment in technology
In accordance with the Corporation's strategic technology plan, PeoplesBank accomplished a key technology goal during 2002. In September, PeoplesBank completed automation of the teller function in all financial centers. Capital investment in teller automation software and printers is expected to increase productivity and quality control, and increase fee income. Management also expects the new system to enhance sales and corporate image.

Income Taxes
The provision for federal income tax was $677,000 for 2002, compared to $932,000 for 2001. The $255,000 or 27 percent decrease resulted primarily from the recognition of $372,000 in tax credits from PeoplesBank's investment, as a limited partner, in a real estate venture that provides low-income housing. Tax credits were maximized in 2002 because they included historic rehabilitation tax credits, which are only available in the year in which rehabilitation construction is complete. Future tax credits from this investment will be limited to low-income housing credits. Details about this real estate partnership are provided under the Other Assets subheading within the Balance Sheet Review section of this report. Comparatively, the provision for 2001 decreased $122,000 or 12 percent below 2000. The decrease resulted primarily from the recognition of a $99,000 tax credit from the low-income housing investment described earlier. An increase in tax-exempt income as a percentage of total income also contributed to the decrease in tax for 2001.

Balance Sheet Review

Investment Securities
The investment securities portfolio is an interest earning asset, second in size to the loan portfolio. Investment securities serve as an important source of revenue, a primary source of liquidity, and as collateral for public and trust deposits.

On December 31, 2002, securities available-for-sale were $70.4 million reflecting a $32 million increase above December 31, 2001. Decisions to purchase or sell securities are based on an assessment of current economic and financial conditions, including the interest rate environment, liquidity and income requirements. Securities available-for-sale are limited to high quality debt instruments as depicted in Note 3—Securities Available-for-Sale and Held-to-Maturity. Equity securities within this category are primarily stock issued by the Federal Home Loan Bank of Pittsburgh (FHLBP), a requirement of borrowing. Note 3 shows an increase in net unrealized gains on the available-for-sale portfolio at year-end 2002 compared to year-end 2001. The increase in unrealized gains was attributable to declining market interest rates during 2002. Table 4—Analysis of Investment Securities shows that the available-for-sale portfolio yielded 4.59 percent with an average maturity of 3.1 years on December 31, 2002, compared to 6.01 percent and 3.5 years, respectively, on December 31, 2001. The decrease in yield during the current period was a result of low market interest rates.

On December 31, 2002, securities held-to-maturity were $9.4 million, approximately the same level as year-end 2001. The held-to-maturity portfolio consisted of fixed rate, long-term preferred stock (trust preferreds) issued by commercial bank holding companies. These trust preferreds are substantially junior subordinated debt, pay interest semi-annually, are callable, and mature in years 2026-2028. Table 4 shows the portfolio as having a weighted average yield of 8.43 percent and a weighted average remaining maturity of 24 years as of December 31, 2002. Approximately $5.6 million, held by PeoplesBank, are rated investment grade by a national rating service. The remaining $3.8 million, held by the Corporation, are either not rated or rated below investment grade. Generally, investment was limited to $500,000 per issuer based on an analysis of the issuer's financial and strategic history. The trust preferred portfolio, part of a leverage growth strategy in a prior period, was financed primarily by borrowing from the FHLBP and a local financial institution.

Loans
On December 31, 2002, total loans were $234 million, an increase of approximately $8 million or 4 percent above year-end 2001. Table 5—Loan Portfolio Composition presents the

Table 4 – *Analysis of Investment Securities (amortized cost basis)*

(dollars in thousands)	U.S. Treasuries	U.S. Agencies (1)	State & Municipals	Equity Securities	Corporate Trust Preferred	Total	Weighted Average Yield(2)
DECEMBER 31, 2002							
Available-for-sale							
Maturity							
Within one year	$1,004	$ 7,461				$ 8,465	4.50%
One to five years		47,833	3,279			51,112	4.20
Five to ten years			5,601			5,601	7.25
Over ten years			1,594			1,594	7.98
No set maturity				1,503		1,503	
Total	$1,004	$55,294	$10,474	$1,503	$0	$68,275	4.59
Average maturity						3.1 years	
Held-to-maturity							
Maturity							
Over ten years	$0	$0	$0	$0	$9,357	$ 9,357	8.43%
Total	$0	$0	$0	$0	$9,357	$ 9,357	8.43
Average maturity						24.2 years	
DECEMBER 31, 2001							
Available-for-sale							
Maturity							
Within one year		$10,235				$10,235	5.68%
One to five years		15,667	2,676			18,343	5.60
Five to ten years			4,756			4,756	6.92
Over ten years			3,439			3,439	7.89
No set maturity				941		941	
Total	$0	$25,902	$10,871	$941	$0	$37,714	6.01
Average maturity						3.5 years	
Held-to-maturity							
Maturity							
Over ten years	$0	$0	$0	$0	$9,358	$9,358	8.44%
Total	$0	$0	$0	$0	$9,358	$9,358	8.44
Average maturity						25.2 years	
DECEMBER 31, 2000							
Available-for-sale							
Maturity							
Within one year		$10,868				$10,868	5.69%
One to five years		13,687	2,849			16,536	6.54
Five to ten years		1,500	2,770			4,270	6.48
Over ten years			5,457			5,457	7.55
No set maturity				3,251		3,251	
Total	$0	$26,055	$11,076	$3,251	$0	$40,382	6.42
Average maturity						3.9 years	
Held-to-maturity							
Maturity							
Over ten years	$0	$0	$0	$0	$9,360	$9,360	8.44%
Total	$0	$0	$0	$0	$9,360	$9,360	8.44
Average maturity						26.2 years	

(1) U.S. agency mortgage-backed instruments are included in the maturity categories based on average expected life.
(2) Yields on tax-exempt obligations were computed on a tax equivalent basis using a 34% tax rate.

composition of total loans on a comparative basis for five year-end periods. The table reflects the Corporation's emphasis on commercial lending. At year-end 2002, commercial loans increased approximately $8 million or 5 percent above year-end 2001. The level of consumer loans and residential mortgages was comparable for year-end 2002 and year-end 2001. During 2001, PeoplesBank created a mortgage banking operation. The mortgage banking staff focuses on originating and selling residential mortgages without retaining servicing rights. These loans are classified on the balance sheet as loans held for sale. On December 31, 2002, loans held for sale were $4.6 million compared to $12.3 million for year-end 2001.

Table 6—Selected Loan Maturities and Interest Rate Sensitivity shows that, at December 31, 2002, the commercial loan portfolio was divided almost evenly between $92 million in fixed rate loans and $90 million in floating or adjustable rate loans. Comparatively, at December 31, 2001, the commercial loan portfolio was comprised of $114 million, or 66 percent, in fixed rate loans and $60 million, or 34 percent, in floating or adjustable rate loans. The increase in floating rate loans in 2002 was due to their price being lower than fixed rate loans, which made them attractive to business clients. Floating rate loans reprice periodically with changes in PeoplesBank's base rate, the Prime rate or the LIBOR as reported in the Wall Street Journal. Adjustable rate loans reprice at annual intervals based on the US treasury yield curve. Additional loan information can be found in Note 4—Loans, and within the Risk Management section of this report.

Other assets

Included in other assets at December 31, 2002, is PeoplesBank's remaining $2.2 million investment in a real estate venture whose purpose is to rehabilitate and operate seven buildings in the City of York (Pennsylvania) as part of a revitalization initiative. PeoplesBank, is a limited partner that holds a 99.99 percent interest in the partnership. The buildings provide low-income housing to qualified families, and to a lesser degree, space for commercial purposes. PeoplesBank's role in the partnership is solely as an investor, whose return is in the form of federal tax credits which will be realized over a ten year period ending 2012.

In the first quarter of 2003, PeoplesBank committed to invest $2.8 million in an unrelated real estate venture whose purpose is to construct 60 new townhouses and rent them to people who qualify for low-income housing. Actual disbursement is scheduled to be made in installments throughout the remainder of 2003 with project completion scheduled by the end of the year. PeoplesBank, will be a limited partner that holds a 73 percent interest in the partnership. Its role in the partnership will be solely as an investor, whose return is in the form of federal tax credits which will be realized over a ten year period ending 2013.

Table 5 – ***Loan Portfolio Composition***

	December 31,									
(dollars in thousands)	**2002**	**%**	2001	%	2000	%	1999	%	1998	%
Commercial, industrial and agricultural	**$161,425**	**69.0**	$152,112	67.3	$140,388	64.4	$131,395	63.4	$114,313	60.4
Real estate-construction and land development	**20,596**	**8.8**	21,889	9.7	19,365	8.9	21,956	10.6	19,663	10.4
Total commercial related loans	**182,021**	**77.8**	174,001	77.0	159,753	73.3	153,351	74.0	133,976	70.8
Real estate-residential mortgages	**24,803**	**10.6**	24,799	11.0	30,831	14.2	29,815	14.4	31,581	16.7
Installment	**27,136**	**11.6**	26,985	12.0	27,342	12.5	24,152	11.6	23,554	12.5
Total consumer related loans	**51,939**	**22.2**	51,784	23.0	58,173	26.7	53,967	26.0	55,135	29.2
Total loans	**$233,960**	**100.0**	$225,785	100.0	$217,926	100.0	$207,318	100.0	$189,111	100.0

Table 6 – ***Selected Loan Maturities and Interest Rate Sensitivity***

	December 31, 2002 Years to Maturity			
(dollars in thousands)	1 or less	1 to 5	over 5	Total
Commercial, industrial and agricultural	$12,900	$39,430	$109,095	$161,425
Real estate-construction and land development	10,709	6,469	3,418	20,596
Total commercial related	$23,609	$45,899	$112,513	$182,021
Fixed interest rates	$ 2,714	$28,271	$ 60,617	$ 91,602
Floating or adjustable interest rates	20,895	17,628	51,896	90,419
Total commercial related	$23,609	$45,899	$112,513	$182,021

Funding

Deposits

Deposits are a principal source of funding for earning assets. On December 31, 2002, total deposits were $293 million, reflecting a $16 million or 6 percent increase above year-end 2001. Most of the increase occurred in demand and money market deposits. Management believes that bank deposits continued to provide a safe haven to customers seeking protection from widespread price declines in securities markets, now occurring for three consecutive years. The addition of two financial centers in the prior year also contributed to deposit growth. The average rate paid on interest bearing deposits was 2.95 percent for 2002 compared to 4.07 percent for 2001. The reduction in the rate for 2002 reflected unusually low market interest rates. A comparative breakdown of deposits is located in Note 8-Deposits.

On December 31, 2002, total certificates of deposit were $141 million, scheduled to mature in the following years: $67 million in 2003, $35 million in 2004, $24 million in 2005, $4 million in 2006 and $11 million in 2007. At 2002 year-end, the balance of certificates $100,000 and above was $26 million. Of this total: $7.9 million mature within three months; $2.3 million mature after three months but within six months; $3.8 million mature after six months but within twelve months; and the remaining $12 million mature beyond twelve months.

Short-term Borrowings and Long-term Debt

To meet day-to-day funding needs, PeoplesBank may borrow from larger correspondent banks in the form of federal funds purchased. It also uses credit available at the Federal Home Loan Bank of Pittsburgh (FHLBP). Interest rates are established daily based on prevailing market conditions for overnight funds. On December 31, 2002, PeoplesBank had $7 million in outstanding short-term borrowings. Comparatively, on December 31, 2001, PeoplesBank had no outstanding short-term borrowings.

Long-term debt is a primary funding source for asset growth. On December 31, 2002, long-term debt was $16.2 million, which was $3.4 million below year-end 2001. The decrease in long-term debt primarily reflected the maturity of a $3 million FHLBP note in December 2002. A listing of outstanding long-term debt instruments is provided in Note 9—Short-term Borrowings and Long-term Debt. Generally, funds for the payment of long-term debt come from operations and refinancings.

PeoplesBank's maximum borrowing capacity, as established quarterly by the FHLBP, was approximately $99 million as of September 30, 2002, the most recent available date. On December 31, 2002, PeoplesBank had approximately $21 million outstanding on its account with the FHLBP at an average rate of 4.17 percent.

Stockholders' Equity and Capital Adequacy

Stockholders' equity, or capital, is a source of funds, which enables the Corporation to maintain asset growth and absorb losses. Total stockholders' equity was $32.2 million on December 31, 2002, compared to $29.4 million for year-end 2001. The increase in equity was primarily attributable to an increase in retained earnings from profitable operations and an increase in unrealized holding gains on available-for-sale investment securities caused by declining market interest rates.

The Corporation and PeoplesBank are subject to various regulatory capital requirements administered by banking regulators that involve quantitative guidelines and qualitative judgements. Quantitative measures established by regulators pertain to minimum capital ratios, as set forth in Table 7—Capital Ratios. Table 7 provides a comparison of the Corporation's and PeoplesBank's risk-based capital ratios and leverage ratios to the minimum regulatory requirement for the periods indicated.

The Corporation typically pays cash dividends on a quarterly basis. The board of directors determines the dividend rate after considering the Corporation's capital requirements, current and projected net income, and other factors. Annual cash dividends on a per common share basis, were $.47 for 2002 and $.45 for 2001. All per share amounts were adjusted for stock dividends.

Periodically, the Corporation pays stock dividends as another means of enhancing long-term shareholder value. In June of 2002 and 2001, the Corporation paid a 5 percent stock dividend. Payment of the stock dividend in 2002 resulted in the issuance of 127,927 additional common shares. Payment of the stock dividend in 2001 resulted in the issuance of 107,238 common shares and the reissuance of 14,500 common shares from treasury. The weighted average number of shares of common stock outstanding, restated for the stock dividend, was 2,693,361 for 2002, 2,691,242 for 2001, and 2,666,615 for 2000.

As previously disclosed in this report, the Corporation maintains various employee, director and shareholder benefit plans that could result in the issuance of its common stock. Information about these plans can be found in Note 10—Stockholders' Equity, Note 12—Benefit Plans, and Note 13—Stock Option Plans of the consolidated financial statements.

Capital investments made in earlier periods, as described in previous SEC filings, and future investments will impact current and future earnings and capital growth. Possible future investments may be made to expand the Corporation's banking franchise and its technological capabilities and to create or acquire financial services companies. Management and the board believe that capital investment, guided by a long range strategic plan, is necessary to develop an infrastructure to grow market share and net income over the long-term and is an important strategy for enhancing long-term shareholder value.

Risk Management

During 2002, the Corporation created a Risk Management Committee, which meets at least quarterly and includes members of senior management and an independent director. The objective of the Committee is to identify and manage risk inherent in the operations of the Corporation and its affiliates. The Committee's risk review is broad in scope and includes the following risks: credit, interest rate, liquidity, price, transaction, compliance, strategic and reputation. One of its primary responsibilities is to develop and implement formal risk management policies and procedures, and monitor compliance.

Credit Risk Management

The Corporation emphasizes the management of credit risk. To support this objective a sound lending policy framework has been established. Within this framework are six basic policies that guide the lending process and minimize risk. First, the Corporation follows detailed written lending policies and procedures. Second, loan approval authority is granted commensurate with dollar amount, loan type, level of risk, and loan officer experience. Third, loan review committees function at both the senior lending officer level and the board level to review and authorize loans that exceed preestablished dollar thresholds and/or meet other criteria. Fourth, the Corporation directly lends mainly within its primary geographical market area, York County, Pennsylvania and northern Maryland. Although this may pose a geographical concentration risk, the diverse local economy and employee knowledge of customers minimizes this risk. Fifth, the loan portfolio is diversified to prevent dependency upon a single customer or small group of related customers. And sixth, the Corporation does not lend to foreign countries or persons residing therein.

In addition to a comprehensive lending policy, numerous internal reviews of the loan and foreclosed real estate portfolios occur throughout the year. In addition to internal controls, PeoplesBank uses an independent loan review specialist to review its commercial loan portfolio. Furthermore, these portfolios are reviewed by independent auditors in connection with their annual financial statement audit, and are examined periodically by bank regulators.

At year-end 2002, the total loan portfolio included one industry concentration that exceeded 10 percent. The commercial leasing industry accounted for approximately $36.8 million or 16 percent of total loans at year-end 2002, compared to $47.3 million and 21 percent, respectively, for year-end 2001. Loans to borrowers within this industry are collateralized by real estate.

Nonperforming Assets

Table 8-Nonperforming Assets, shows asset categories posing the greatest risk of loss. Management generally places a loan on nonaccrual status and ceases accruing interest income when loan payment performance is unsatisfactory and the loan is past due 90 days or more. Loans past due 90 days or more and still accruing interest, are contractually past due, but well collateralized and in the process of collection. The final category, foreclosed real estate, is acquired to satisfy debts owed to PeoplesBank. Table 8 also provides a summary of nonperforming assets and related ratios. The paragraphs below explain the changes within each classification on that table for December 31, 2002, compared to December 31, 2001.

For all reporting periods, nonaccrual loans were principally comprised of collateral dependent commercial loans. Accordingly, the Corporation recognizes interest income on a cash basis for these loans. On December 31, 2002, the nonaccrual loan portfolio was $5,051,000, an increase of $3,640,000 or 258 percent above

Table 7 – *Capital Ratios*

(dollars in thousands)	December 31, 2002	December 31, 2001	Federal Minimum Required	Federal Well Capitalized	Capital* at December 31, 2002	Capital* at December 31, 2001
Tier I risk-based capital			4.00%	6.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	**11.32%**	10.88%			**$30,475**	$28,932
PeoplesBank	**9.86**	9.23			**25,946**	23,919
Total risk-based capital			8.00%	10.00%		
(as a percentage of risk weighted assets)						
Codorus Valley Bancorp, Inc. consolidated	**11.88%**	11.59%			**$31,990**	$30,829
PeoplesBank	**10.44**	9.96			**27,461**	25,816
Leverage			4.00%	5.00%		
(Tier 1 capital as a percentage of average total assets)						
Codorus Valley Bancorp, Inc. consolidated	**8.93%**	9.27%			**$30,475**	$28,932
PeoplesBank	**7.75**	7.86			**25,946**	23,919

* Net unrealized gains and losses on securities available-for-sale, net of taxes, are disregarded for capital ratio computation purposes in accordance with federal regulatory banking guidelines.

December 31, 2001. The increase was caused primarily by the addition of two unrelated business loan accounts. At year end 2002, one account had an outstanding principal balance of $2,647,000, and the other account had an outstanding principal balance of $1,230,000. Management believes that both loan accounts are adequately collateralized to recover principal. On December 31, 2002, the nonaccrual loan portfolio was comprised of fifteen unrelated accounts ranging in size from $14,000 to $2,647,000. These loan relationships vary by industry and are generally collateralized with real estate assets. A loss allowance is evaluated, at least quarterly, by management and the board of directors. Efforts to modify contractual terms for individual accounts, based on prevailing market conditions, or liquidate collateral assets, are proceeding as quickly as potential buyers can be located and legal constraints permit.

Accruing loans that are contractually past due 90 days or more as to principal or interest totaled $453,000 on December 31, 2002, compared to $164,000 on December 31, 2001. The level for both periods is considered immaterial. Generally, loans in this past due category are adequately collateralized and in the process of collection.

Foreclosed real estate, net of reserve, totaled $465,000 at year-end 2002, a decrease of $227,000 or 33 percent below year-end 2001. The decrease was caused primarily by asset liquidations. On December 31, 2002, the foreclosed real estate portfolio was comprised of real estate assets from seven former commercial and mortgage loan accounts ranging in size from $12,000 to $133,000. A loss allowance, which is evaluated quarterly, has been established for foreclosed real estate assets whose estimated fair value, less selling expenses, is below their financial carrying costs. At December 31, 2002, the allowance was $35,000. The provision expense for foreclosed real estate, due to declines in the fair value of individual assets, was $30,000 for 2002, compared to $62,000 for 2001, and $56,000 for 2000. Efforts to liquidate foreclosed real estate are proceeding as quickly as potential buyers can be located.

On December 31, 2002, there were approximately $1.3 million in potential problem loans identified by management. Potential problem loans consist of loans for which management has serious doubts as to the ability of the borrower to comply with present repayment terms, and which were not disclosed in Table 8. A loss allowance was established for those potential problem loans that in management's judgment were inadequately collateralized. Comparatively, management was monitoring approximately $1 million in potential problem loans on December 31, 2001.

Allowance for Loan Losses

Although the Corporation maintains sound credit policies, certain loans deteriorate and must be charged off as losses. The allowance for loan losses is maintained to absorb losses inherent in the portfolio at December 31, 2002. The allowance is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. In analyzing the adequacy of the allowance, management considers the results of internal and external credit reviews, past loss experience, changes in the size and composition of the loan portfolio, adequacy of collateral, general economic conditions and the local business outlook. Determining the level of the allowance for probable loan losses at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates

Table 8 – *Nonperforming Assets*

(dollars in thousands)	December 31, 2002	2001	2000	1999	1998
Nonaccrual loans	**$5,051**	$1,411	$2,006	$1,892	$1,706
Accruing loans that are contractually past due 90 days or more as to principal or interest	**453**	164	346	13	13
Foreclosed real estate, net of reserve	**465**	692	2,390	1,385	1,871
Total nonperforming assets	**$5,969**	$2,267	$4,742	$3,290	$3,590
Ratios:					
Nonaccrual loans as a % of total year-end loans	**2.16%**	0.62%	0.92%	0.91%	0.90%
Nonperforming assets as a % of total year-end loans and net foreclosed real estate	**2.55%**	1.00%	2.15%	1.58%	1.88%
Nonperforming assets as a % of total year-end stockholders' equity	**18.52%**	7.72%	17.31%	12.97%	13.78%
Allowance for loan losses as a multiple of nonaccrual loans	**.3x**	1.3x	1.0x	1.1x	1.1x

using assumptions and information which are often subjective and fluid. Table 9—Analysis of Allowance for Loan Losses presents an analysis of the activity in the allowance for loan losses over a five-year period. Table 10—Allocation of the Allowance for Loan Losses presents an allocation of the allowance for loan losses by major loan category. The unallocated component of the allowance for loan losses represents probable losses inherent in the portfolio that are not fully captured in the allocated allowance analyses, such as: industry concentrations, imprecision in the loan risk evaluation process and current economic factors.

For 2002, the allowance was $1,515,000, representing a $383,000 or 20 percent decrease from year-end 2001. The allowance for loan losses as a percentage of total loans was 0.65 percent for 2002 compared to 0.84 percent for 2001. Despite an increase in nonaccrual loans evident in Table 8, management did not believe an increase in the overall allowance was warranted due to the collateral position of the loans in this category. The provision expense for 2002 was $515,000, compared to $143,000 for 2001. During the fourth quarter of 2002, management charged off as loss a group of related equipment financing contracts that were classified as nonaccrual. Total charge-offs relating to the equipment financing contracts amounted to $864,000 for calendar year 2002. Management believes that the loss on these contracts was caused by external fraud and is presently seeking legal redress, including the initiation of lawsuits with other defrauded financial institutions. Of the remaining $963,000 exposure on related equipment financing contracts at year-end 2002, $521,000 was current, $380,000 was less than thirty days late and $62,000 was classified as nonaccrual. Based on a recent evaluation of probable loan losses in the current portfolio, management believes that the allowance is adequate to support losses inherent in the loan portfolio on December 31, 2002.

Liquidity

Maintaining adequate liquidity provides the Corporation with the ability to meet financial obligations to depositors, loan customers, employees, and stockholders on a timely and cost effective basis in the normal course of business. Additionally, it provides funds for growth and business opportunities as they arise. Liquidity is generated from transactions relating to both the Corporation's assets and liabilities. The primary sources of asset liquidity are scheduled investment security maturities and cash inflows, funds received from customer loan payments, and asset sales. The primary sources of liability liquidity are deposit growth, short-term borrowing and long-term debt. Retained earnings from profitable operations are another source of liquidity. The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. For 2002, management believes that liquidity was adequate based on its availability from many sources, including

Table 9 – *Analysis of Allowance for Loan Losses*

(dollars in thousands)	**2002**	2001	2000	1999	1998
Balance - beginning of year	**$1,898**	$1,967	$2,023	$1,865	$2,098
Provision charged to operating expense	**515**	143	119	225	375
Loans charged off:					
Commercial	**1,100**	121	191	23	610
Real estate-mortgage	**7**	0	15	0	0
Consumer	**78**	111	32	63	25
Total loans charged off	**1,185**	232	238	86	635
Recoveries:					
Commercial	**274**	9	27	12	13
Real estate-mortgage	**0**	0	0	0	0
Consumer	**13**	11	36	7	14
Total recoveries	**287**	20	63	19	27
Net charge-offs	**898**	212	175	67	608
Balance - end of year	**$1,515**	$1,898	$1,967	$2,023	$1,865
Ratios:					
Net charge-offs to average total loans	**0.39%**	0.10%	0.08%	0.03%	0.32%
Allowance for loan losses to total loans at year-end	**0.65**	0.84	0.90	0.98	0.99
Allowance for loan losses to nonaccrual loans and loans past due 90 days or more	**27.5**	120.5	83.6	106.2	108.5

the potential liquidation of a $70 million portfolio of available-for-sale securities valued at December 31, 2002 and unused credit with the FHLBP of $78 million. The Corporation's loan-to-deposit ratio was 80 percent for year-end 2002, compared to 82 percent for year-end 2001.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Financial instruments with off-balance sheet risk are disclosed in Note 15 of this report. Normally these commitments have fixed expiration dates or termination clauses and are for specific purposes. Accordingly, many of the commitments are expected to expire without being drawn upon and therefore, generally do not present significant liquidity risk to the Corporation or PeoplesBank.

Long-Term Contractual Obligations

Table 11-Long-Term Contractual Obligations, shows the amount and timing of payments that are due under long-term contractual obligations.

Market Risk Management

In the normal course of conducting business, the Corporation is exposed to market risk, principally interest rate risk, through the operations of its banking subsidiary, PeoplesBank. Interest rate risk arises from market driven fluctuations in interest rates that may affect cash flows, income, expense and the values of financial instruments. PeoplesBank is particularly vulnerable to changes in the short-term Prime interest rate (prime rate) and LIBOR. An Asset-Liability Committee (committee) comprised of members of senior management manages interest rate risk. The

Table 10 – *Allocation of Allowance for Loan Losses*

	December 31, 2002		2001		2000		1999		1998	
(dollars in thousands)	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans	Amount	% Total Loans
Commercial, industrial and agricultural	$ 906	69.0	$1,188	67.3	$1,064	64.4	$ 972	63.4	$1,329	60.4
Real estate-construction and land development	61	8.8	55	9.7	357	8.9	196	10.6	174	10.4
Total commercial related loans	967	77.8	1,243	77.0	1,421	73.3	1,168	74.0	1,503	70.8
Real estate-residential mortgages	16	10.6	15	11.0	100	14.2	155	14.4	74	16.7
Installment	70	11.6	69	12.0	71	12.5	50	11.6	73	12.5
Total consumer related loans	86	22.2	84	23.0	171	26.7	205	26.0	147	29.2
Unallocated	462	n/a	571	n/a	375	n/a	650	n/a	215	n/a
Total	$1,515	100.0	$1,898	100.0	$1,967	100.0	$2,023	100.0	$1,865	100.0

Note: The specific allocation for any particular loan category may be reallocated in the future as risk perceptions change. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire loan portfolio.

Table 11 – *Contractual Obligations*

(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 15,509	$ 438	$ 7,970	$ 586	$6,515
Capital lease obligations	655	17	42	66	530
Operating leases	633	70	133	135	295
Time deposits	140,695	67,294	58,827	14,574	0
Total	$157,492	$67,819	$66,972	$15,361	$7,340

committee's objective is to maximize net interest income within acceptable levels of liquidity and interest rate risk and within capital adequacy constraints. PeoplesBank is not subject to foreign currency or commodity price risk, nor does it own any trading assets.

The committee manages interest rate risk primarily through sensitivity analysis. Asset-liability management simulation software (ALM model) is used to model and measure the potential loss in future net income based on hypothetical changes in interest rates. Interest rate forecasts are supplied by a national forecasting service and integrated with the ALM model. The Corporation's policy limit for the maximum negative impact on net income is 10 percent over a twelve-month period. This policy limit is tested periodically by measuring the change in net income from a baseline scenario where interest rates are held constant, to a high rate scenario (gradual 200 basis point increase in prime and fed funds rates), a low rate scenario (gradual 200 basis point decrease in prime and fed funds rates) and a most likely scenario (defined by a forecasting service) over the future twelve month period. Important ALM modeling assumptions include: the use of contractual cash flows; varying levels of prepayments for loans and mortgage-backed securities; stability of noninterest income and expense; reinvestment of repriceable cash flows in the same type of asset or liability; and constant product rate spreads, determined at the balance sheet date, over the twelve-month measurement period. The ALM model also includes significant balance sheet characteristics such as rate caps and floors.

The Corporation performed a simulation on its balance sheet for December 31, 2002 and 2001. The results of that point-in-time analysis are shown in Table 12—Interest Rate Sensitivity. On December 31, 2002, the Corporation's balance sheet was asset sensitive in response to abnormally low market interest rates engineered by the Federal Reserve Bank to shore up a weak US economy. Asset sensitivity means that loan and investment assets will reprice to a greater and faster degree than the deposits and debt that fund them. Therefore, if market interest rates continue to decline, earnings will decline. Conversely, if market interest rates increase, earnings will increase. Generally, the financial services industry has experienced increased liquidity, as deposit customers sought safe haven from depressed capital markets, loan customers refinanced, bond issuers called bonds and mortgage-backed securities prepaid faster than scheduled. On December 31, 2002, the hypothetical 200 basis point reduction in market interest rates (low rate scenario) portrays a 10.8 percent decline in net income, slightly exceeding management's 10 percent policy guideline. Compared to December 31, 2001, when the low rate scenario portrayed a 15.4 percent decline in net income, the Corporation's balance sheet is less asset sensitive. Asset sensitivity decreased since year-end 2001 because overnight investments decreased while investment securities increased, particularly in the three to four year average

Table 12 – *Interest Rate Sensitivity*

Change in interest rates (basis points) over 12 mos	Forecasted interest rate scenario	Change in net income $000's	%
at December 31, 2002			
+200	**High**	**217**	**6.0**
0	**Flat (baseline)**	**0**	**0.0**
-200	**Low**	**(393)**	**(10.8)**
+118	**Most likely**	**94**	**2.6**
at December 31, 2001			
+200	High	304	10.2
0	Flat (baseline)	0	0.0
-200	Low	(458)	(15.4)
+175	Most likely	35	1.2

life category. Management believes that the Corporation's balance sheet is positioned to benefit from an economic recovery and rising market interest rates.

Measurement of interest rate risk requires many assumptions. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower rates on net income. Actual results may differ from simulated results due to many factors including: timing of cashflows, magnitude and frequency of interest rate changes, customer behavior, changes in market conditions, and management strategies.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation may impact the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation may also significantly affect noninterest expenses, which tend to rise during periods of general inflation. The level of inflation can be measured by the change in the Consumer Price Index (CPI) for all urban consumers (December vs. December). The change in the CPI for 2002 was 2.4 percent, compared to 1.6 percent for 2001, and 3.4 percent for 2000.

Management believes that the most significant impact on financial results is the Corporation's ability to react to changes in market interest rates. As discussed previously, management strives to structure the balance sheet to increase net interest income by managing interest rate sensitive assets and liabilities to reprice in response to changes in market interest rates. Additionally, management is focused on increasing fee income, an income component less sensitive to changes in market interest rates.

Other Risks

More grand acts of terrorism in the United States of America, or in other countries, could erode consumer and business confidence and disrupt commerce, resulting in a prolonged economic recession. A prolonged economic recession could have a material adverse effect on liquidity, capital resources or results of operations of Codorus Valley.

Periodically, federal and state legislation is proposed that could result in additional regulation of, or restrictions on, the business of Codorus Valley and its subsidiaries. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation, which, if implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations. Although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on Codorus Valley's results of operations.

Table 13 – ***Summary of Quarterly Financial Data***

(dollars in thousands, except per share data)	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	**$5,179**	**$5,227**	**$5,110**	**$5,158**	$5,586	$5,753	$5,710	$5,553
Interest expense	**2,009**	**2,140**	**2,342**	**2,416**	2,522	2,757	2,764	2,828
Net interest income	**3,170**	**3,087**	**2,768**	**2,742**	3,064	2,996	2,946	2,725
Provision for loan losses	**445**	**0**	**50**	**20**	0	30	83	30
Noninterest income	**733**	**630**	**611**	**609**	606	637	565	529
Noninterest expense	**2,977**	**2,717**	**2,627**	**2,687**	2,814	2,623	2,438	2,423
Net operating income	**481**	**1,000**	**702**	**644**	856	980	990	801
Gains from sales of securities	**0**	**107**	**0**	**72**	0	0	0	0
Gains, other	**312**	**136**	**82**	**242**	79	1	12	67
Pretax income	**793**	**1,243**	**784**	**958**	935	981	1,002	868
Provision for income taxes	**110**	**271**	**125**	**171**	155	265	276	236
Net income	**$ 683**	**$ 972**	**$ 659**	**$ 787**	$ 780	$ 716	$ 726	$ 632
Net income per share, basic and diluted	**$0.25**	**$0.36**	**$0.24**	**$0.30**	$0.29	$0.27	$0.26	$0.24

Note-Net income per share was adjusted for stock dividends.

Corporate Information

A Corporate Profile

Codorus Valley Bancorp, Inc. is a Pennsylvania business incorporated in 1986, which became a bank holding company on March 2, 1987, under the Bank Holding Company Act of 1956. PeoplesBank, A Codorus Valley Company, is its wholly owned banking subsidiary and SYC Realty Co., Inc. is its wholly owned nonbank subsidiary. Organized in 1934, PeoplesBank offers a full range of business and consumer banking services through eleven financial centers throughout York County, Pennsylvania. It also offers investment, insurance, trust and real estate services. The deposits of PeoplesBank are fully insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent provided by law. In 1998, PeoplesBank created SYC Settlement Services, Inc., as a wholly owned subsidiary, to provide real estate settlement services. In 1999, PeoplesBank created SYC Insurance Services, Inc., as a wholly owned subsidiary, to sell nondeposit investment products.

Headquarters

Codorus Valley Bancorp, Inc. is headquartered at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, PA 17403.

Stock, Dividend and Broker Information

Outstanding common stock of Codorus Valley Bancorp, Inc. is quoted under the symbol CVLY on the Nasdaq National Market System. At December 31, 2002, there were approximately 974 shareholders of record.

Prices presented below are based on the close price as quoted on the Nasdaq National Market System. Cash dividends paid for the most recent eight quarters are also provided in the table below. Cash dividends per share (rounded) and market prices are adjusted for stock dividends.

	2002			2001		
Quarter	High	Low	Dividends per share	High	Low	Dividends per share
First	**$14.95**	**$12.86**	**$0.11**	$17.24	$13.61	$0.11
Second	**16.00**	**13.00**	**0.11**	14.76	13.33	0.11
Third	**16.80**	**15.00**	**0.12**	15.24	13.10	0.11
Fourth	**16.25**	**14.10**	**0.12**	15.00	12.90	0.11

For further information, we refer you to the following market makers in our common stock:

F.J. Morrissey & Co., Inc.
800-842-8928

Ferris, Baker Watts, Inc.
410-468-2749

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, May 20, 2003 at 9:00 a.m. Eastern Time, at the Codorus Valley Corporate Center, 105 Leader Heights Road, York, Pennsylvania 17403.

Transfer Agent

Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854
800-468-9716

Dividend Reinvestment and Stock Purchase Plan

Information regarding the Corporation's Dividend Reinvestment and Stock Purchase Plan may be obtained by calling 800-468-9716 or by writing to: Wells Fargo Bank Minnesota, N.A., P.O. Box 64854, St. Paul, MN 55164-0854

Form 10-K Request

The form 10-K Report filed with the Securities and Exchange Commission (SEC) may be obtained, without charge, as follows:

Via the Internet:
www.peoplesbanknet.com, select Codorus Valley Bancorp, Inc., then select the Securities and Exchange Commission link, or visit the SEC website at www.sec.gov/edgarhp.htm

Write to:
Chief Financial Officer, Codorus Valley Bancorp, Inc., P.O. Box 2887, York, PA 17405-2887.

Notes

Notes

Codorus Valley Bancorp, Inc.

Corporate Headquarters
Codorus Valley Corporate Center
105 Leader Heights Road
York, PA 17403-5137



2002 Annual Report | Codorus Valley Bancorp, Inc.

Codorus Valley Bancorp, Inc.

Corporate Headquarters
Codorus Valley Corporate Center
105 Leader Heights Road
York, PA 17403-5137

